These Consolidated Financial Statements are Originally Issued in Indonesian Language.

PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2000, 2001 And 2002

(Expressed in Rupiah)

Consolidated Financial Statements

With Independent Accountants’ Review Report

Six Months Ended June 30, 2005 and 2006

PT INDOSAT Tbk

AND SUBSIDIARIES

1

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

SIX MONTHS ENDED JUNE 30, 2005 AND 2006

Table of Contents

Page

Independent Accountants’ Review Report

Consolidated Balance Sheets

…………………………………………………………………………...

1 - 4

Consolidated Statements of Income

……………………………………………………………………

5 - 6

Consolidated Statements of Changes in Stockholders’ Equity

………………………………………

7 - 8

Consolidated Statements of Cash Flows

………………………………………………………………

9 - 10

Notes to Consolidated Financial Statements

………………………………………………………….

11 - 98

***************************

This report is originally issued in Indonesian language.

Independent Accountants’ Review Report

Report No. RPC-6112

Stockholders and Boards of Commissioners and Directors

PT Indosat Tbk

We have reviewed the consolidated balance sheets of PT Indosat Tbk (“the Company”) and Subsidiaries as of June 30, 2005 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the six months then ended. These financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with auditing standards established by the Indonesian Institute of Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Indonesia, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above in order for them to be in conformity with generally accepted accounting principles in Indonesia.

Purwantono, Sarwoko & Sandjaja

(Formerly Prasetio, Sarwoko & Sandjaja)

Drs. Hari Purwantono

Public Accountant License No. 98.1.0065

August 2, 2006

The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures and practices to review such financial statements are those generally accepted and applied in Indonesia.

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2006

Notes

2005

2006

(Note 3)

Rp

Rp

US$

ASSETS

CURRENT ASSETS

Cash and cash equivalents

2d,4,30

6,847,523

3,671,484

394,783

Short-term investments - net

of allowance for decline in

value of Rp29,594 in 2005 and

Rp25,395 in 2006

2e

44,506

9,325

1,003

Accounts receivable

2f

Trade

16

Related parties

PT Telekomunikasi

Indonesia Tbk (“Telkom”)

- net of allowance for

doubtful accounts of

Rp80,966 in 2005

and Rp86,326 in 2006

5,30

167,317

67,644

7,273

Others - net of allowance

for doubtful accounts of

Rp65,985 in 2005

and Rp59,572 in 2006

30

135,726

160,224

17,228

Third parties - net of allowance

for doubtful accounts of

Rp448,134 in 2005

and Rp579,412 in 2006

6

1,038,094

1,039,787

111,805

Others - net of allowance

for doubtful accounts of

Rp41,649 in 2005 and

Rp32,059 in 2006

30e

19,785

12,628

1,358

Inventories

2g

177,083

71,459

7,684

Derivative assets

2r,33

21,915

23,758

2,555

Advances

46,723

27,665

2,975

Prepaid taxes

7,14

695,567

924,517

99,410

Prepaid expenses

2h,2q,29,30

172,514

178,660

19,211

Other current assets

2d,30

15,661

26,123

2,809

Total Current Assets

9,382,414

6,213,274

668,094

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2006

Notes

2005

2006

(Note 3)

Rp

Rp

US$

NON-CURRENT ASSETS

Due from related parties - net of

allowance for doubtful

accounts of Rp12,487 in 2005

and Rp1,860 in 2006

2f,30

33,514

33,199

3,570

Deferred tax assets - net

2t,14

37,748

47,251

5,081

Investments in associated

companies - net of allowance

for decline in value of Rp72,444

in 2005 and Rp56,300 in 2006

2i,8

505

425

46

Other long-term investments - net of

allowance for decline in value of

Rp221,567 in 2005 and

Rp99,977 in 2006

2i,9

4,730

2,730

294

Property and equipment

2j,2k,2p,

10,16,24

Carrying value

31,198,990

38,513,949

4,141,285

Accumulated depreciation

(11,862,787

)

(15,073,967

)

(1,620,857

)

Impairment in value

(99,621

)

(98,611

)

(10,603

)

Net

19,236,582

23,341,371

2,509,825

Goodwill and other

intangible assets - net

2c,2l,11

2,846,398

2,827,629

304,046

Long-term receivables

30e

125,654

114,188

12,278

Long-term prepaid pension - net

of current portion

2q,29,30

168,730

235,500

25,322

Long-term advances

12,30

194,064

240,965

25,910

Others

2d,2h,16,

30

222,425

310,987

33,439

Total Non-current Assets

22,870,350

27,154,245

2,919,811

TOTAL ASSETS

32,252,764

33,367,519

3,587,905

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2006

Notes

2005

2006

(Note 3)

Rp

Rp

US$

LIABILITIES AND

STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable - trade

Related parties

30

13,134

19,788

2,128

Third parties

198,977

219,456

23,597

Dividend payable

30,32

826,011

815,323

87,669

Procurement payable

13,30

2,620,396

2,968,981

319,245

Taxes payable

2t,14

164,631

120,543

12,962

Accrued expenses

2o,15,29,30

859,891

796,407

85,635

Unearned income

2o

504,835

517,899

55,688

Deposits from customers

25,325

75,792

8,150

Derivative liabilities

2r,33

23,497

96,226

10,347

Current maturities of:

Loans payable

2m,16

60,899

127,880

13,750

Bonds payable

2m,17

1,030,436

5,526

594

Other current liabilities

10,420

26,023

2,798

Total Current Liabilities

6,338,452

5,789,844

622,563

NON-CURRENT LIABILITIES

Due to related parties

30

34,212

12,524

1,347

Deferred tax liabilities - net

2t,14

604,481

1,006,345

108,209

Loans payable - net of current

maturities

2m,16

Related parties

30

627,683

632,882

68,052

Third parties

664,895

937,444

100,801

Bonds payable - net of current

maturities

2m,17

10,099,857

9,929,465

1,067,684

Other non-current liabilities

18,29,30

459,453

649,536

69,843

Total Non-current Liabilities

12,490,581

13,168,196

1,415,936

TOTAL LIABILITIES

18,829,033

18,958,040

2,038,499

MINORITY INTEREST

2b

177,089

184,699

19,860

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2006

Notes

2005

2006

(Note 3)

Rp

Rp

US$

STOCKHOLDERS’ EQUITY

Capital stock - Rp100 par value

per A share and B share

Authorized - 1 A share and

19,999,999,999 B shares

Issued and fully paid - 1 A share

and 5,294,622,999 B shares

in 2005, and 1 A share and

5,401,323,499 B shares in 2006

19

529,462

540,132

58,079

Premium on capital stock

19

898,823

1,392,127

149,691

Difference in transactions of equity

changes in associated

companies/subsidiaries

2i

403,812

403,812

43,420

Stock options

2n,20

144,762

39,564

4,254

Difference in foreign currency

translation

2b

304

286

31

Retained earnings

Appropriated

49,922

66,157

7,114

Unappropriated

11,219,557

11,782,702

1,266,957

Total Stockholders’ Equity

13,246,642

14,224,780

1,529,546

TOTAL LIABILITIES AND

STOCKHOLDERS’ EQUITY

32,252,764

33,367,519

3,587,905

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

                    2006

Notes

             2005

              2006

          (Note 3)

                Rp

                Rp

              US$

OPERATING REVENUES

2o,30

Cellular

21,35,36,37

4,312,363

4,290,844

461,381

Multimedia, Data Communication,

Internet (“MIDI”)

22

820,065

927,331

99,713

Fixed Telecommunications

23,35,36,37

648,258

548,936

59,025

Total Operating Revenues

5,780,686

5,767,111

620,119

OPERATING EXPENSES

2o

Depreciation and amortization

2j,10,11

1,477,295

1,738,359

186,920

Personnel

2n,2p,2q,20,24,29,30

638,303

610,248

65,618

Administration and general

25,30

297,661

315,972

33,975

Maintenance

2j

301,667

272,133

29,262

Marketing

158,697

185,610

19,958

Compensation to telecommunications carriers

and service providers

26,30,36

207,230

181,723

19,540

Leased circuits

30

69,466

92,631

9,960

Other costs of services

27,30

713,977

802,651

86,307

Total Operating Expenses

3,864,296

4,199,327

451,540

OPERATING INCOME

 1,916,390

1,567,784

168,579

OTHER INCOME (EXPENSES)

 2o

Gain (loss) on foreign exchange - net

2s,5,6

(119,308

)

141,877

15,256

Interest income

30

79,488

119,323

12,830

Financing cost

2m,16,17,28,30

(595,385

)

(644,352

)

(69,285

)

Loss on change in fair value of derivatives - net

2r,33

(44,104

)

(214,461

)

(23,060

)

Amortization of goodwill

2l,11

(113,174

)

(113,253

)

(12,178

)

Loss on sale of other long-term investment

9

(1,046

)

-

-

Others - net

28,826

(33,658

)

(3,619

)

Other Expenses - Net

(764,703

)

(744,524

)

(80,056

)

EQUITY IN NET INCOME (LOSS) OF

ASSOCIATED COMPANIES

2i,8

67

(99

)

(11

)

INCOME BEFORE INCOME TAX

1,151,754

823,161

88,512

INCOME TAX EXPENSE

          2t,14

Current

236,123

116,271

12,502

Deferred

111,608

137,593

14,795

Total Income Tax Expense

347,731

253,864

27,297

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (continued)

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

                   2006

Notes

              2005

              2006

         (Note 3)

               Rp

               Rp

             US$

INCOME BEFORE MINORITY INTEREST

IN NET INCOME OF SUBSIDIARIES

804,023

569,297

61,215

MINORITY INTEREST IN NET INCOME OF

SUBSIDIARIES

    2b

(17,697

)

(20,546)

(2,209

)

NET INCOME

786,326

548,751

59,006

BASIC EARNINGS PER SHARE

           2v,19,31

150.33

101.99

0.01

DILUTED EARNINGS PER SHARE

         2v,19,20,31

149.63

100.46

0.01

BASIC EARNINGS PER ADS (50 B shares

per ADS)

2v,19,31

7,516.40

5,099.45

0.55

DILUTED EARNINGS PER ADS

2v,19,20,31

7,481.60

5,022.95

0.54

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah)

Six Months Ended June 30, 2005

Difference in

Transactions

Difference

Capital Stock -

of Equity Changes

in Foreign

Retained Earnings

Issued and

Premium on

in Associated

Stock

Currency

Description

Notes

Fully  Paid

Capital Stock

Companies/Subsidiaries

Options

Translation

Appropriated

Unappropriated

Net

Balance as of January 1, 2005

528,531

880,869

403,812

71,207

429

33,590

11,266,154

13,184,592

ESOP:

•

Issuance of capital stock resulting from the exercise of ESOP Phase I

19

931

17,954

-

(4,285

)

-

-

-

14,600

•

Proportionate six months’ compensation expense relating to ESOP Phase II

          2n,20

-

-

-

77,840

-

-

-

77,840

Decrease in difference in foreign currency translation arising from the translations of the financial statements of  Satelindo International Finance B.V. from

U.S.dollars, Indosat Finance Company B.V. and Indosat International

Finance B.V. from European euro to rupiah - net of applicable income tax of

Rp36, Rp15 and Rp2, respectively

2b

-

-

-

-

(125

)

-

-

(125

)

Resolution during the Annual Stockholders’ General Meeting on June 8, 2005

Declaration of cash dividend

 32

-

-

-

-

-

-

(816,591

)

(816,591)

Appropriation for reserve fund

           32

-

-

-

-

-

16,332

(16,332

)

-

Net income for the period

-

-

-

-

-

-

786,326

786,326

Balance as of June 30, 2005

529,462

898,823

403,812

144,762

304

49,922

11,219,557

13,246,642

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah)

Six Months Ended June 30, 2006

Difference in

Transactions

Difference

Capital Stock -

of Equity Changes

in Foreign

Retained Earnings

Issued and

Premium on

in Associated

Stock

Currency

Description

Notes

Fully Paid

Capital Stock

Companies/Subsidiaries

Options

Translation

Appropriated

Unappropriated

Net

Balance as of January 1, 2006

535,617

1,178,274

403,812

90,763

228

49,922

12,056,712

14,315,328

ESOP:

Issuance of capital stock resulting from the exercise of ESOP Phase II

19

4,515

213,853

-

(51,199

)

-

-

-

167,169

Increase in difference in foreign currency translation arising from the translations of the financial statements of Indosat Finance Company B.V. and Indosat

International Finance Company B.V. from European euro, and Indosat

Singapore Pte. Ltd. from U.S. dollar  to rupiah - net of  applicable income tax benefit of Rp1, Rp1 and Rp23, respectively

2b

-

-

-

-

58

-

-

58

Resolution during the Annual Stockholders’ General Meeting on June 29, 2006

Declaration of cash dividend

32

-

-

-

-

-

-

(806,526

)

(806,526)

Appropriation for reserve fund

32

-

-

-

-

-

16,235

(16,235

)

-

Net income for the period

-

-

-

-

-

-

548,751

548,751

Balance as of June 30, 2006

540,132

1,392,127

403,812

39,564

286

66,157

11,782,702

14,224,780

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar)

            2006

Notes

             2005

              2006

          (Note 3)

                Rp

               Rp

             US$

CASH FLOWS FROM OPERATING ACTIVITIES

Cash received from:

Customers

5,521,381

5,672,524

609,949

Interest income

84,780

121,395

13,053

Refund of taxes

7

49,186

-

-

Other income - net

83,541

-

-

Cash paid to/for:

Employees, suppliers and others

(2,404,689

)

(2,130,510

)

(229,087

)

Financing cost

    (542,071)

(663,948

)

(71,392

)

Taxes

(370,362

)

(185,942

)

(19,994

)

Other expenses - net

-

(196,959

)

(21,178

)

Net Cash Provided by Operating Activities

2,421,766

2,616,560

281,351

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of short-term investment

1,885

40,269

4,330

Swap income from interest rate swap contract

33n,33p

9,174

2,583

278

Proceeds from sale of property and equipment

10

147

298

32

Acquisitions of property and equipment

10

(2,370,926

)

(2,870,656

)

(308,673

)

Acquisition of intangible assets

11

-

(320,000

)

(34,409

)

Swap cost from cross currency swap contracts

33a-l

(40,824

)

(76,895

)

(8,268

)

Purchase of short-term investments

(48,549

)

(9,300

)

(1,000

)

Proceeds from sale of other long-term investment

9

96,381

-

-

Decrease in restricted cash and

          cash equivalents

81,288

-

-

Proceeds from sale of subsidiaries

1d

40,141

-

-

Payment for termination of derivatives contracts

33b,33m,33n,33o

(184,190

)

-

-

Net Cash Used in Investing Activities

(2,415,473

)

(3,233,701)

(347,710

)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from long-term loans

16

1,739

357,367

38,427

Proceeds from exercise of ESOP Phase I

and Phase II

20

14,600

167,169

 17,975

Proceeds from bonds payable

17

3,484,994

31,150

3,349

Repayment of bonds payable

17

-

(956,644

)

(102,865)

Repayment of long-term loans

16

(615,280

)

(22,600

)

(2,430

)

Cash dividend paid by subsidiaries to

minority interest

(1,563)

(3,075

)

(331)

Decrease (increase) in restricted cash and

cash equivalents

571

(2,011)

(216)

Net Cash Provided by (Used in) Financing Activities

2,885,061

(428,644

)

(46,091)

NET INCREASE (DECREASE) IN CASH AND

CASH EQUIVALENTS

2,891,354

(1,045,785

)

(112,450

)

CASH AND CASH EQUIVALENTS AT BEGINNING

OF PERIOD

3,993,585

4,717,269

507,233

BEGINNING BALANCE OF CASH AND CASH

EQUIVALENTS OF A DIVESTED SUBSIDIARY

1d

(37,416

)

-

-

CASH AND CASH EQUIVALENTS AT END

OF PERIOD

4

6,847,523

3,671,484

394,783

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

 Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar)

            2006

Notes

             2005

              2006

          (Note 3)

                Rp

               Rp

             US$

DETAILS OF CASH AND CASH EQUIVALENTS:

Cash on hand and in banks

137,331

203,078

21,836

Time deposits with original maturities

of three months or less

6,710,192

3,468,406

372,947

Cash and cash equivalents as stated

in the consolidated balance sheets

6,847,523

3,671,484

394,783

SUPPLEMENTAL CASH FLOW INFORMATION:

Transactions not affecting cash flows:

Unpaid cash dividend declared during

the period

824,075

*

814,989

*

87,633

Acquisitions of property and equipment

on account credited to procurement

payable

931,567

496,189

53,354

Premium on capital stock

17,954

213,853

22,995

Stock options

77,840

-

-

Acquisitions of property and equipment

on account credited to long-term

advances

96,737

86,386

9,289

*including dividend of PT Aplikanusa

Lintasarta

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL

a.

Company’s Establishment

PT Indosat Tbk (“the Company”) was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. In 1980, the Company was sold to the Government of the Republic of Indonesia and became a State-owned Company (Persero).

On February 7, 2003, the Company received the approval from the Capital Investment Coordinating Board (BKPM) in its letter No. 14/V/PMA/2003 for the change of its legal status from a State-owned Company (Persero) into a Foreign Capital Investment Company. Subsequently, on March 21, 2003, the Company received the approval from the Ministry of Justice and Human Rights of the Republic of Indonesia on the amendment of its Articles of Association to reflect the change of its legal status.

The Company’s Articles of Association has been amended from time to time. The latest amendment was covered by notarial deed No. 122 dated January 23, 2006 of Aulia
Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) concerning the change in the number of the Company’s issued and fully paid capital stock. The latest amendment of the Company’s Articles of Association has been reported to and accepted by the Ministry of Law and Human Rights of the Republic of Indonesia based on its letter No.C-04216 HT.01.04.TH 2006 dated February 15, 2006.

According to article 3 of its Articles of Association, the Company shall engage in providing telecommunications networks and/or services as well as informatics business by conducting the following activities:

•

Provision of telecommunications networks and/or services and informatics business

•

Planning of services, construction of infrastructure and provision of telecommunications and informatics business facilities, including supporting resources

•

Carrying out operational services (comprising the marketing and sale of telecommunications networks and/or services and informatics business provided by the Company), maintenance, research and development of telecommunications and informatics business infrastructure and/or facilities, and providing education and training (both locally and overseas)

•

Engaging in services which are relevant to the development of telecommunications networks and/or services and informatics business.

The Company started its commercial operations in 1969.

Based on Law No. 3 of 1989 on telecommunications and pursuant to Government Regulation No. 77 of 1991, the Company had been re-confirmed as an Operating Body (“Badan Penyelenggara”) that provided international telecommunications service under the authority of the Government.

In 1999, the Government issued Law No. 36 on telecommunications (“Telecommunications Law”) which took effect on September 8, 2000. Under the Telecommunications Law, telecommunications activities cover:

•

Telecommunications networks

•

Telecommunications services

•

Special telecommunications services.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

National state-owned companies, regional state-owned companies, privately owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government institutions and legal entities, other than telecommunications networks and service providers, are allowed to render special telecommunications services.

The Telecommunications Law prohibits activities that result in monopolistic practices and unhealthy competition, and expects to pave the way for market liberalization.

Based on the Telecommunications Law, the Company ceased as an Operating Body and has to obtain licenses from the government for the Company to engage in the provision of specific telecommunication networks and services.

On August 14, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an in-principle license as a nationwide Digital Communication System (“DCS”) 1800 telecommunications provider as compensation for the early termination effective August 1, 2003 of the exclusivity rights on international telecommunications services given to the Company prior to the granting of such license. On August 23, 2001, the Company obtained the operating license from the Ministry of Communications. Subsequently, based on Decree No. KP.247 dated November 6, 2001 issued by the Ministry of Communications, the operating license was transferred to the Company’s subsidiary, PT Indosat Multi Media Mobile (see “e” below).

On September 7, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, also granted the Company in-principle licenses for local and domestic long-distance telecommunications services as compensation for the termination of its exclusivity rights on international telecommunications services. On the other hand, Telkom was granted an in-principle license for international telecommunications services as compensation for the early termination of Telkom’s rights on local and domestic long-distance telecommunications services.

Based on a letter dated August 1, 2002 from the Ministry of Communications, the Company was granted an operating license for fixed local telecommunication network covering Jakarta and Surabaya. This operating license was converted to become a national license on April 17, 2003 based on Decree No. KP.130 Year 2003 of the Ministry of Communications. The values of the above licenses granted to Telkom and the Company on the termination of their exclusive rights on local/domestic and international telecommunications services, respectively, have been determined by an independent appraiser.

Based on Announcement No. PM.2 Year 2004 dated March 30, 2004 of the Ministry of Communications regarding the Commencement of Restructuring of the Telecommunications Sector, the Company should pay to the Government the amount of Rp178,000 after tax as a result of the early termination of its exclusivity rights. In turn, the payment of any liability of the Company as a result of the early termination will be settled by the Government which is coordinated by the Ministry of State-owned Enterprises. This is in line with Article IX of a Shares Purchase Agreement dated December 15, 2002 between the Government of the Republic of Indonesia and Indonesia Communications Limited (“ICL”) (Note 19), whereby the Government agreed to undertake and covenant with ICL that it shall pay on behalf of the Company any liability, amount or claim required to be paid or suffered by the Company in relation to the surrender of above exclusivity rights.

On June 28, 2001, the Government of the Republic of Indonesia, through the Directorate General of Post and Telecommunications, granted the Company an in-principle license for Voice over Internet Protocol (“VoIP”) service. On April 26, 2002, the Company was granted an operating license for VoIP with national coverage. The Company’s operating license for VoIP will be evaluated every 5 years from the date of issuance.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

On March 15, 2004, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an operating license for nationwide closed fixed communications network (e.g. VSAT, frame relay, etc.) and GSM cellular mobile network (including its basic telephony services). Subsequently, on May 21, 2004, the Government, through the Ministry of Communications, also granted the Company an operating license for fixed network and basic telephony services which covers the provision of local, national long-distance, and international long-distance telephony services. The licenses granted are subject to certain minimum development and operating performance requirements. These aforementioned licenses replaced the various licenses and rights previously granted to the Company by the Government.

On October 18, 2004, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an in-principle license for third generation (3G) mobile communications technology.

Based on Decree No.19/KEP/M.KOMINFO/02/2006 dated February 14, 2006 of the Ministry of Communications and Information Technology, the Company has been determined as one of the winners in the selection of IMT-2000 cellular network providers using 2.1 GHz radio frequency bandwidth (known as “3G”) for 1 block (2 x 5MHz) of frequency. As a winner, the Company was obliged, among others, to pay the upfront fee of Rp320,000 (Note 11) and radio frequency fee.

The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has 8 regional offices located in Jakarta, Bandung, Semarang, Surabaya, Medan, Palembang, Balikpapan and Makassar.

b.

Company’s Public Offerings

All of the Company’s B shares have been registered with and traded on the Jakarta Stock Exchange and Surabaya Stock Exchange since 1994. The Company’s American Depositary Shares (ADS, each representing 50 B shares) have also been traded on the New York Stock Exchange since 1994.

c.

Employees, Directors and Commissioners

Based on a resolution at the Annual Stockholders’ General Meeting held on June 8, 2005 which is notarized under Deed No. 40 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date, the composition of the Company’s Board of Commissioners as of June 30, 2005 and 2006 is as follows:

2005 and 2006

President Commissioner

Peter Seah Lim Huat

Commissioner

Lee Theng Kiat

Commissioner

Sio Tat Hiang

Commissioner

Sum Soon Lim

Commissioner

Roes Aryawijaya

Commissioner

Setyanto P. Santosa

Commissioner

Lim Ah Doo *

Commissioner

Eva Riyanti Hutapea *

Commissioner

Soeprapto S.IP *

 * Independent Commissioner

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

c.

Employees, Directors and Commissioners (continued)

Based on (i) a resolution at the Annual Stockholders’ General Meeting held on June 8, 2005 which is notarized under Deed No. 40 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date and  (ii) the minutes of the Company’s Board of Commissioners Meeting held on      March 3, 2006, the composition of the Company’s Board of Directors as of June 30, 2005 and 2006 is as follows:

2005

2006

President Director

Hasnul Suhaimi

- *

Deputy President Director

Ng Eng Ho

Kaizad Bomi Heerjee

Planning Project

Development Director

Wityasmoro Sih Handayanto

-

Consumer Market Director

Johnny Swandi Sjam

-

Corporate Market Director

Wahyu Wijayadi

-

Finance Director

Wong Heang Tuck

Wong Heang Tuck

Corporate Services Director

S. Wimbo S. Hardjito

S. Wimbo S. Hardjito

Network Operation and Quality

Management Director

Raymond Tan Kim Meng

-

Information Technology

Director

Joseph Chan Lam Seng

Joseph Chan Lam Seng

Jabotabek and Corporate Sales

Director

-

Johnny Swandi Sjam

Regional Sales Director

-

Wityasmoro Sih Handayanto

Marketing Director

-

Wahyu Wijayadi

Network Director

-

Raymond Tan Kim Meng

*

On June 16, 2006, Board of Commissioner had approved the resignation of Hasnul Suhaimi effective on June 8, 2006. In the absence of a President Director, the tasks of the President Director are carried out by the Deputy President Director.

The Company and its subsidiaries (collectively referred to hereafter as “the Companies”) have approximately 7,931 and 7,787 employees, including non-permanent employees, as of June 30, 2005 and 2006, respectively.

d.

Structure of the Company’s Subsidiaries

The Company has direct and indirect equity ownership in the following subsidiaries:

Start of

Percentage of Ownership (%)

Commercial

           Name of Subsidiary

   Location

    Principal Activity

Operations

2005

2006

Satelindo International Finance B.V.

     Amsterdam

            Finance

1996

100.00

100.00

Indosat Finance Company B.V.

Amsterdam

            Finance

2003

100.00

100.00

Indosat International Finance

     Company B.V.

Amsterdam

            Finance

2005

100.00

100.00

Indosat Singapore Pte.Ltd.

Singapore

   Telecommunication

2005

-

100.00

PT Indosat Mega Media

   Jakarta

         Multimedia

2001

99.85

99.85

PT Satelindo Multi Media

   Jakarta

         Multimedia

1999

99.60

99.60

PT Aplikanusa Lintasarta

   Jakarta

  Data Communication

1989

69.46

72.36

PT Starone Mitra Telekomunikasi

Semarang

   Telecommunication

2006

-

51.00

PT Artajasa Pembayaran Elektronis

        Jakarta

   Telecommunication

2000

38.20

39.80

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries (continued)

Total Assets

(Before Eliminations)

          Name of Subsidiary

       2005

          2006

Satelindo International Finance B.V.

8,249

8,526

Indosat Finance Company B.V.

2,948,952

2,823,907

Indosat International Finance Company B.V.

2,432,312

2,329,520

Indosat Singapore Pte. Ltd.

-

5,863

PT Indosat Mega Media

492,862

606,869

PT Satelindo Multi Media

10,878

10,690

PT Aplikanusa Lintasarta

853,438

1,007,145

PT Starone Mitra Telekomunikasi

-

-

PT Artajasa Pembayaran Elektronis

68,457

77,257

Satelindo International Finance B.V. (“SIB”)

SIB was incorporated in Amsterdam (The Netherlands) in 1996. SIB is a financing company that only facilitates borrowings of PT Satelit Palapa Indonesia (“Satelindo” - see Note 1e) from third parties and is not involved in any other activity. On May 30, 2000, SIB issued Guaranteed Floating Rate Bonds. On October 31, 2003, Satelindo repaid its borrowings from SIB by using the proceeds from the Company’s capital contributions. Following such repayment of all borrowings, this company is now in the process of voluntary liquidation. Based on the Resolution of Shareholder on May 3, 2005, the liquidation process is effective starting June 1, 2005. As of
June 30, 2006, such liquidation has not yet been finalized.

Indosat Finance Company B.V. (“IFB”)

IFB was incorporated in Amsterdam (The Netherlands) on October 13, 2003. IFB is a company which is involved in the activities of a financing business; borrowing/lending/raising funds, including the issue of bonds, promissory notes or other securities or evidence of indebtedness; granting guarantees and trading in currencies, securities and items of property in general. In October 2003, IFB issued guaranteed notes which are due in 2010 (Note 17).

Indosat International Finance Company B.V. (“IIFB”)

IIFB was incorporated in Amsterdam (The Netherlands) on April 27, 2005. IIFB is a company which is involved in the activities of a financing business; borrowing/lending/raising funds, including the issue of bonds, promissory notes or other securities or evidence of indebtedness; granting guarantees and trading in currencies, securities and items of property in general. In June 2005, IIFB issued guaranteed notes which are due in 2012 (Note 17).

Indosat Singapore Pte. Ltd. (“ISP”)

ISP was incorporated in Singapore on December 21, 2005. It shall engage in telecommunication services.

PT Indosat Mega Media (“IMM”)

IMM is engaged in providing multimedia services and creating multimedia products and programs.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries (continued)

PT Satelindo Multi Media (“SMM”)

SMM was established in 1999 to engage in various activities including telecommunications services. SMM has a preliminary license to operate as a multimedia service provider and a license to operate as an internet service provider.

Based on a circular resolution of SMM’s shareholders, SMM will be subject to liquidation effective May 5, 2006. As of June 30, 2006, such liquidation has not yet been finalized.

PT Aplikanusa Lintasarta (“Lintasarta”)

Lintasarta is engaged in system data communications services, network applications services which include providing physical infrastructure and software application, and consultation services in data communications and information system for banking and other industries. The Company’s initial investment in Lintasarta was made in 1988.

On May 16, 2001, the Company acquired Telkom’s 37.21% equity interest in Lintasarta and increased the Company’s total equity interest in Lintasarta from 32.25% to 69.46%.

On December 21, 2005, the Company entered into a Sale and Purchase Agreement, whereby the Company agreed to purchase 2.90% equity interest in Lintasarta from Dana Pensiun Bank Negara Indonesia (“DPBNI”) for Rp17,480. Such purchase of equity interest, which resulted in the recognition of goodwill, increased the Company’s ownership in Lintasarta from 69.46% to 72.36%.

PT Starone Mitra Telekomunikasi (“SMT”)

SMT was incorporated on June 15, 2006 in Semarang, Central Java as a joint venture among the Company, PT Sarana Pembangunan Jawa Tengah, PT Dawamiba Engineering and PT Trikomsel Multimedia to engage in telecommunication services, mainly for revenue-sharing scheme of fixed wireless access (“FWA”) business in Central Java and its surroundings (Note 41b).

PT Artajasa Pembayaran Elektronis (“APE”)

APE is engaged in telecommunication and information services.

On January 2, 2002, Lintasarta entered into several transfer agreements with APE whereby Lintasarta agreed to transfer certain property and equipment, rights of use of data communication equipment and application services, with a total value of Rp30,286 in exchange for APE’s shares of stock that increased Lintasarta’s equity interest in APE from 40% to 65%.

On June 21, 2005, Lintasarta sold a portion of its ownership in APE to Yayasan Kesejahteraan Karyawan Bank Indonesia (“YKKBI”) for Rp7,250, resulting in the decrease of Lintasarta’s equity interest in APE from 65% to 55%.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries (continued)

PT Sisindosat Lintasbuana (“Sisindosat”, which changed its name to PT Sisindokom Lintasbuana or “Sisindokom” in May 2005)

Sisindosat is engaged in providing information technology and computer services and other related services, and acts as an agent for computer software and hardware products.
The Company initially had 95.64% equity interest in Sisindosat, which had 51% equity interest in PT Asitelindo Data Buana.

On November 5, 2002, the Company converted its receivable from Sisindosat amounting to Rp42,692 to become an additional issued and fully paid capital in Sisindosat. This transaction increased the Company’s equity interest from 95.64% to 96.87%.

On December 17, 2004, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”), whereby the Company agreed to sell its 96.87% equity interest in Sisindosat to PT Aneka Spring Telekomindo (“Astel”) for Rp40,000. On January 7, 2005, the Company and Astel closed the transaction on the sale and purchase.

On January 14, 2005, based on the CSPA, the Company paid Rp2,109 to Astel for termination of Sisindosat’s employees who chose to take the termination program offered to them as a result of the sale of Sisindosat.

On January 25, 2005, the Company received the final payment amounting to Rp32,890 (net of Rp5,000 previously received on August 27, 2004 as a bidding deposit) for the sale.

PT Asitelindo Data Buana (“Asiatel”)

Asiatel is engaged in audio-text services and providing hardware/software for telecommunications services.

Since the Company sold its investment in Sisindosat on January 7, 2005 (see above), the Company no longer has indirect investment in Asiatel.

e.

Merger of the Company, Satelindo, Bimagraha and IM3

Based on Merger Deed No. 57 dated November 20, 2003 (“merger date”) of Poerbaningsih Adi Warsito, S.H., the Company, Satelindo, PT Bimagraha Telekomindo (“Bimagraha”) and PT Indosat Multi Media Mobile (“IM3”) agreed to merge, with the Company as the surviving entity. All assets and liabilities owned by Satelindo, Bimagraha and IM3 were transferred to the Company on the merger date. These three companies were dissolved by operation of law without the need to undergo the regular liquidation process.

The names “Satelindo” and “IM3” in the following notes refer to these entities before they were merged with the Company, or as the entities that entered into contractual agreements that were taken over by the Company as a result of the merger.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies adopted by the Company conform with generally accepted accounting principles in Indonesia. The significant accounting principles applied consistently in the preparation of the consolidated financial statements for the six months ended June 30, 2005 and 2006 are as follows:

a.

Basis of Consolidated Financial Statements

The consolidated financial statements are presented using the historical cost basis of accounting, except for swap contracts which are stated at fair value and certain investments which are stated at fair value or net assets value.

The consolidated statements of cash flows classify cash receipts and payments into operating, investing and financing activities. The cash flows from operating activities are presented using the direct method.

The reporting currency used in the consolidated financial statements is the Indonesian rupiah.

b.

Principles of Consolidation

The consolidated financial statements include the Company’s accounts and its Subsidiaries as follows:

Equity Interest (%)

2005

2006

SIB

100.00

100.00

IFB

100.00

100.00

IIFB

100.00

100.00

ISP

-

100.00

IMM

99.85

99.85

SMM

99.60

99.60

Lintasarta

69.46

72.36

SMT

-

51.00

The consolidated financial statements also include the accounts of APE (Lintasarta’s subsidiary which is 55% owned). The accounts of APE in 2005 and 2006 were consolidated because its financial and operating policies were controlled by Lintasarta.

The accounts of SIB, IFB, IIFB and ISP were translated into rupiah amounts at the middle rate of exchange prevailing at balance sheet date for balance sheet accounts and the average rate during the period for profit and loss accounts. The resulting differences arising from the translations of the financial statements of SIB, IFB, IIFB and ISP are presented as part of “Difference in Foreign Currency Translation” under the Stockholders’ Equity section of the consolidated balance sheets.

Minority interest in Subsidiaries represents the minority stockholders’ proportionate share in the equity of the Subsidiaries which are not wholly owned. All significant inter-company transactions and balances are eliminated in consolidation.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.

Accounting for Acquired Businesses

For an acquisition accounted for under the pooling-of-interests method, the historical carrying amount of the net equity of the entity acquired is combined with that of the acquirer, as if they were a single entity for all periods presented, in accordance with Statement of Financial Accounting Standards (“SAK”) 38 (Revised 2004), “Accounting for Restructuring Transactions of Entities under Common Control”. The difference between the net consideration paid or received and book value, net of applicable income tax, is shown under Stockholders’ Equity as “Difference in Value from Restructuring Transactions of Entities under Common Control”. The balance of “Difference in Value from Restructuring Transactions of Entities under Common Control” can be realized to gain or loss from the time the common control no longer exists between the entities that entered into the transactions.

For acquisitions accounted for under the purchase method, the excess of the acquisition cost over the fair values of the identifiable net assets acquired at the date of acquisition is recognized as goodwill.

d.

Cash and Cash Equivalents

Time deposits with original maturities of three months or less at the time of placement or purchase are considered as “Cash Equivalents”.

Cash and cash equivalents which are pledged as collateral for long-term debts, letter of credit facilities and bank guarantees are not classified as part of “Cash and Cash Equivalents”. These are presented as part of either “Other Current Assets” or “Non-current Assets - Others”.

e.

Short-term Investments

Short-term investments consist of:

•

Investment in debt securities

Investment in debt securities which is classified as available-for-sale is recorded at fair value in accordance with SAK 50, “Accounting for Investments in Certain Securities”. Any unrealized gain (loss) at balance sheet date is credited (charged) to “Unrealized Holding Gain (Loss) on Marketable Securities”, which is a component of Stockholders’ Equity, and will be recognized as income or loss upon realization.

Investment in debt securities which is classified as trading is recorded at fair value. Any unrealized gain (loss) at balance sheet date is credited (charged) to current operations.

•

Mutual funds

Mutual funds which are classified as trading security under SAK 50 are stated at their net assets value at balance sheet date. Unrealized gains or losses from the changes in net assets value at balance sheet date are credited or charged to current operations.

•

Time deposits with original maturities of more than three months at the time of placement or purchase

The time deposits are recorded at nominal value.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on management's evaluation of the collectibility of the accounts at the end of the period.

g.

Inventories

Inventories, which mainly consist of starter packs and pulse reload vouchers, are valued at the lower of cost or net realizable value. Cost is determined using the moving-average method.

h.

Prepaid Expenses

Prepaid expenses, mainly salaries, rental and insurance, are expensed as the related asset is utilized. The non-current portion of prepaid expenses is shown as part of “Non-current Assets - Others”.

i.

Investments

Investments consist of:

•

Investments in associated companies

Investments in shares of stock wherein the Companies have an equity interest of at least 20% but not exceeding 50% are accounted for under the equity method, whereby the investment cost is increased or decreased by the Companies’ share of the net earnings or losses of the investees since the date of acquisition and decreased by dividends received. Equity in net earnings (losses) is being adjusted for the straight-line amortization over five years of the difference between the cost of such investment and the Companies’ proportionate share in the underlying fair value of the net assets at date of acquisition (goodwill).

If the Companies’ share in the equity of an investee, subsequent to transactions resulting in a change in the equity of the investee, is different from the Companies’ share in the equity of the investee prior to such transactions, the difference is recognized by a credit or charge to “Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries”, net of applicable income tax, after adjusting their equity in the investee to conform with their accounting policies.

•

Investments in shares of stock that do not have readily determinable fair value in which the equity interest is less than 20%, and other long-term investments are carried at cost.

•

Investments in equity shares that have readily determinable fair value which are classified as available-for-sale are recorded at fair value, in accordance with SAK 50.

•

Investments in bonds which are classified as held-to-maturity securities are recorded at cost, adjusted for amortization of premium or accretion of discount to maturity.

j.

Property and Equipment

Property and equipment are stated at cost (which includes capitalization of certain borrowing cost incurred during the construction phase), less accumulated depreciation and impairment in value. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j.

Property and Equipment (continued)

Based on its review and assessment, starting January 1, 2005, the Company changed the estimated useful lives of certain property and equipment. The change in the estimated useful lives was made to reflect the effect of the integration of telecommunications network by location within the country and also in consideration of the effect of technological advancement and upgrades done by the Company. Below are the estimated useful lives (in years) prior to and starting     January 1, 2005:

Prior to

Starting

January 1, 2005

January 1, 2005

Buildings

  3 to 20

15 to 20

Submarine cables

 15

12

Earth stations

 15

10

      Inland link

5 to15

15

Switching equipment

 15

10

Telecommunications peripherals

  5 to 15

5

Information technology equipment

  5 to 10

3 to 5

Office equipment

 3 to 6

5

Building and leasehold improvements

5 to 15

5

Vehicles

   5

5

Cellular technical equipment

  5 to 15

10 to 15

Satellite technical equipment

12 to 15

12

Transmission and cross-connection equipment

5 to 24

12

Fixed Wireless Access (“FWA”) technical equipment

8

10

Landrights are stated at cost.

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterment, which enhance the asset condition over its initial performance, are capitalized. When properties are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are removed from the accounts, and any resulting gains or losses are reflected in income for the period.

Properties under construction and installation are stated at cost and consist mainly of cellular technical equipment, submarine cables, building and leasehold improvements, FWA technical equipment, inland link, satellite technical equipment, telecommunication peripherals, transmission and cross-connection equipment, information technology equipment, switching equipment and other equipment under construction or installation.

All borrowing costs, which include interest and foreign exchange differentials that can be attributed to qualifying assets, are capitalized to the cost of properties under construction and installation. Capitalization of borrowing costs ceases when the construction or installation is completed and the constructed or installed asset is ready for its intended use.

k.

Impairment of Assets Value

In accordance with SAK 48, “Impairment of Assets Value”, the Companies review whether there is an indication of assets impairment at balance sheet date. If there is an indication of assets impairment, the Companies estimate the recoverable amount of the assets. Impairment loss is recognized as a charge to current operations.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.

Goodwill and Other Intangible Assets

At the time the Company acquires a subsidiary which is not an entity under common control, any excess of the acquisition cost over the Company’s interest in the fair value of the subsidiary’s identifiable assets, net of liabilities, as of acquisition date is recognized as goodwill. Goodwill is amortized using the straight-line method over 15 years.

At the time of acquisition of a subsidiary, any intangible assets recognized are amortized using the straight-line method based on the estimated useful lives of the assets as follows:

Years

Customer base

 - Prepaid

6

 - Post-paid

5

Spectrum license

5

Brand

8

Upfront fee in connection with the license to use 2.1 GHz radio frequency bandwidth (Note 1a) is amortized using the straight-line method over the license period.

The Companies review the carrying amount of goodwill and other intangible assets whenever events or circumstances indicate that their value is impaired. Impairment loss is recognized as a charge to current operations.

m.

Bonds/Debt Issuance Cost

Expenses incurred in connection with the issuance of bonds/debt are deducted from the proceeds thereof. The difference between the net proceeds and the nominal value of the bonds/debt is recognized as premium or discount that should be amortized over the term of the bonds/debt.

n.

Stock-based Compensation

In accordance with SAK 53, “Accounting for Stock-based Compensation”, compensation expenses are accrued during the vesting period based on the fair values of all stock options as of the grant date.

o.

Revenue and Expense Recognition

Cellular

Cellular revenues arising from airtime and roaming calls are recognized based on the duration of successful calls made through the Company’s cellular network.

For post-paid subscribers, monthly service fees are recognized as the service is provided.

For prepaid subscribers, the activation component of starter package sales is recognized upon delivery to dealers or direct sale to end-customers. Sales of initial/reload vouchers are recorded as unearned revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

Revenues from interconnection fees with operators are recognized monthly on the basis of the actual recorded traffic for the month.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o.

Revenue and Expense Recognition (continued)

Cellular (continued)

Cellular revenues are presented on a net basis, after interconnection expenses and compensation to value added service providers.

MIDI

Frame Net, World Link and Direct Link

Revenues arising from installation service are recognized upon the completion of the installation of equipment used for network connection purposes in the customers’ premises. Revenues from monthly service fees are recognized as the services are provided.

Internet

Revenues arising from installation service are recognized at the time the installations are placed in service. Revenues from monthly service fees are recognized as the services are provided. Revenues from usage charges are recognized monthly based on the duration of internet usage or based on the fixed amount of charges depending on the arrangement with the customers.

Satellite Lease

Revenues are recognized on the straight-line basis over the lease term.

Revenues from other MIDI services are recognized when the services are rendered.

Fixed Telecommunications

International Calls

Revenues from services are accounted for on the accrual basis. At the end of each period, income from outgoing international call  traffic is recognized on the basis of the actual recorded traffic for the period. Income from international call traffic from overseas international carriers, for which statements have not been received, is estimated based on historical data.

Operating revenues for interconnection services under interconnection agreements based on revenue-sharing arrangement (Note 37) are reported on a net basis, after interconnection expenses and after allocations to overseas international carriers. Operating revenues for interconnections that are not made under contractual sharing agreements, i.e., based on tariff as stipulated by the Government (Note 36), are reported on a gross basis, before interconnection expenses/charges (Note 26) but net of allocations to overseas international carriers. These interconnection expenses/charges are accounted for as operating expenses in the period these are incurred.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o.

Revenue and Expense Recognition (continued)

Fixed Telecommunications (continued)

Fixed Wireless

Fixed wireless revenues arising from usage changes are recognized based on the duration of successful calls made through the Company’s fixed network.

For post-paid subscribers, activation fees are recognized upon activation of new subscribers in the Company’s fixed network while monthly service fees are recognized as the service is provided.

For prepaid customers, the activation component of starter package sales is recognized upon delivery to dealers or direct sale to end-customers. Sale of initial/reload vouchers is recorded as unearned revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

Revenues from interconnection fees with operators are recognized monthly on the basis of the actual recorded traffic for the month.

Fixed Line

Revenues from fixed line installations are recognized at the time the installations are placed in service. Revenues from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

Revenues from interconnection fees with operators are recognized monthly on the basis of the actual recorded traffic for the month.

Expenses

Expenses are recognized when incurred (accrual basis).

p.

Personnel Costs

Personnel costs which are directly related to the development, construction and installation of property and equipment are capitalized as part of the cost of such assets.

q.

Pension Plan and Employee Benefits

Pension costs under the Companies’ defined benefit pension plans are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. Prior service cost is recognized over the estimated average remaining service periods of the employees.

The Companies follow SAK 24 (Revised 2004), “Employee Benefits”, which regulates the accounting and disclosure for employee benefits, both short-term (e.g. paid annual leave, paid sick leave) and long-term (e.g. long-service leave, post-employment medical benefits).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.

Derivatives

Derivative instruments are accounted for in accordance with SAK 55 (Revised 1999), “Accounting for Derivative Instruments and Hedging Activities”. SAK 55 establishes the accounting and reporting standards which require that every derivative instrument (including embedded derivatives) be recorded in the balance sheets as either an asset or a liability as measured at fair value of each contract. SAK 55 requires that changes in a derivative fair value be recognized currently in earnings unless specific hedges allow a derivative gain or loss to offset related results on the hedged item in the statements of income, and that an entity must formally document, designate and assess the effectiveness of transactions that meet hedge accounting. None of the Company’s derivative instruments are designated as hedging instruments for accounting purposes.

s.

Foreign Currency Transactions and Balances

Transactions involving foreign currencies are recorded at the rates of exchange prevailing at the time the transactions are made. At balance sheet date, monetary assets and liabilities denominated in foreign currencies are adjusted to reflect the average buying and selling rates prevailing at such date as published by Bank Indonesia and the resulting gains or losses are credited or charged to current operations, except for foreign exchange differentials that can be attributed to qualifying assets which are capitalized to assets under construction and installation.

For June 30, 2005 and 2006, the foreign exchange rates used (in full amounts) were Rp9,713 and Rp9,300 to US$1, respectively, computed by taking the average of the last buying and selling rates of bank notes published by Bank Indonesia.

t.

Income Tax

Current tax expense is provided based on the estimated taxable income for the period. Deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Future tax benefits, such as the carry-forward of unused tax losses, are also recognized to the extent that such benefits are more likely than not to be realized. The tax effects for the period are allocated to current operations, except for the tax effects from transactions which are directly charged or credited to stockholders’ equity.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

For each of the consolidated entities, the tax effects of temporary differences and tax loss carry-over, which individually are either assets or liabilities, are shown at the applicable net amounts.

u.

Segment Reporting

The Companies follow Revised SAK 5, “Segment Reporting”, in the presentation of segment reporting in their financial statements. Revised SAK 5 provides more detailed guidance for identifying reportable business segments and geographical segments. The financial information which is used by management for evaluating the segment performance is presented in Note 39.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

v.

Basic Earnings per Share/ADS and Diluted Earnings per Share/ADS

In accordance with SAK 56, “Earnings Per Share”, basic earnings per share is computed              by dividing net income by the weighted-average number of shares outstanding during the period (Note 31).

Diluted earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the period, after considering the dilutive effect caused by convertible bonds issued by a subsidiary (Note 17) and the stock options  relating to the ESOP (Note 20).

Basic/diluted earnings per ADS is computed by multiplying basic/diluted earnings per share by 50, which is equal to the number of shares per ADS.

w.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.

TRANSLATIONS OF RUPIAH INTO UNITED STATES DOLLAR

The consolidated financial statements are stated in rupiah. The translations of the rupiah into United States dollar (US$) are included solely for the convenience of the readers, using the average buying and selling rate published by Bank Indonesia (Central Bank) on June 30, 2006 of Rp9,300
to US$1 (in full amounts). The convenience translations should not be construed as representations that the rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

4.

CASH AND CASH EQUIVALENTS

This account consists of the following:

2005

2006

Cash on hand

Rupiah

1,162

1,220

U.S. dollar (US$22 in 2005 and US$14 in 2006)

216

133

1,378

1,353

Cash in banks

Related parties (Note 30)

Rupiah

PT Bank Mandiri (Persero) Tbk (“Mandiri”)

21,182

12,704

Bank Pembangunan Daerah DKI Jakarta

3,558

3,412

PT Bank Danamon Indonesia Tbk (“Danamon”)

4,685

2,121

Bank Pembangunan Daerah Yogyakarta

743

1,342

Bank Pembangunan Daerah Sumatera Selatan

-

901

PT Bank Internasional Indonesia Tbk (“BII”)

595

759

PT Bank Mandiri Syari’ah (“Mandiri Syari’ah”)

1,168

706

PT Bank Negara Indonesia (Persero) Tbk (“BNI”)

1,304

523

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

4.

CASH AND CASH EQUIVALENTS (continued)

2005

2006

Cash in banks (Note 30) (continued)

Related parties (continued)

Rupiah (continued)

PT Bank Rakyat Indonesia (Persero) Tbk (”BRI”)

677

240

Others (each below Rp500)

609

647

U.S. dollar

Mandiri (US$230 in 2005 and US$1,524 in 2006)

2,238

14,172

Others (US$32 in 2005 and US$116 in 2006)

306

1,077

Third parties

Rupiah

PT Bank Central Asia Tbk (“BCA”)

19,048

8,487

Deutsche Bank AG, Jakarta Branch

23,424

7,938

The Hongkong and Shanghai Banking Corp. Ltd.,

Jakarta Branch

-

7,422

PT Bank Niaga Tbk (“Niaga”)

749

      5,921

PT Bank Permata Tbk

625

4,813

PT Bank Umum Koperasi Indonesia (“Bukopin”)

543

2,502

Citibank N.A., Jakarta Branch

3,165

1,058

PT Bank Artha Graha Internasional Tbk

551

506

PT Bank Mega Tbk (“Mega”)

582

-

Others (each below Rp500)

974

674

U.S. dollar

Deutsche Bank AG, Jakarta Branch (US$4,309 in 2005

and US$11,509 in 2006)

41,857

107,032

Citibank N.A., Jakarta Branch (US$609 in 2005 and

US$1,058 in 2006)

5,915

9,838

Citibank N.A., Singapore Branch (US$1 in 2005 and

US$480 in 2006)

12

4,467

Bukopin (US$250)

-

2,324

Niaga (US$53)

513

-

Others (US$96 in 2005 and US$15 in 2006)

930

139

135,953

201,725

Time deposits

Related parties (Note 30)

Rupiah

Mandiri

905,623

623,085

Danamon

655,000

125,900

Mandiri Syari’ah

347,000

70,000

PT Bank Tabungan Negara (Persero) (“BTN”)

7,750

54,500

BNI

126,715

25,215

BRI

497,000

10,000

Bank Pembangunan Daerah Sulawesi Utara

3,500

-

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

4.

CASH AND CASH EQUIVALENTS (continued)

2005

2006

Time deposits (continued)

Related parties (continued)

U.S. dollar

BRI (US$22,000 in 2005 and US$25,000 in 2006)

213,686

232,500

BNI (US$25,000)

-

232,500

Danamon (US$20,000 in 2005 and US$15,000 in 2006)

194,260

139,500

Mandiri Syari’ah (US$15,000 in 2005 and 2006)

145,695

139,500

BTN (US$10,000)

-

93,000

Mandiri (US$171,449 in 2005 and US$1,509 in 2006)

1,665,281

14,036

Third parties

Rupiah

Deutsche Bank AG, Jakarta Branch

223,155

234,167

BCA

1,500

201,500

Niaga

94,100

123,500

Standard Chartered Bank, Jakarta Branch

-

75,000

Bukopin

430,500

38,000

PT Bank Muamalat Indonesia Tbk (“Muamalat”)

210,000

35,000

Citibank N.A., Jakarta Branch

-

30,000

PT Bank Mega Tbk

18,852

10,552

Others

6

6

U.S. dollar

Deutsche Bank AG, Jakarta Branch (US$40,289 in 2005

and US$33,028 in 2006)

391,329

307,160

Niaga (US$14,636 in 2005 and US$30,300 in 2006)

142,155

281,785

Bukopin (US$25,000 in 2005 and US$30,000 in 2006)

242,825

279,000

Muamalat (US$10,000)

-

93,000

BCA (US$20,000)

194,260

-

6,710,192

3,468,406

Total

6,847,523

3,671,484

Time deposits denominated in rupiah earned interest at annual rates ranging from 6.00% to 7.81% in 2005 and from 6.00% to 13.00% in 2006, while those denominated in U.S. dollar earned interest at annual rates ranging from 0.60% to 3.00% in 2005 and from 1.38% to 4.75% in 2006.

The interest rates on time deposits in related parties are comparable to those offered by third parties.

5.

ACCOUNTS RECEIVABLE - TRADE - TELKOM

This account represents receivables for uncollected international calls, telex and telegram charges to subscribers which were billed by Telkom, and receivables from cellular interconnection revenue net of interconnection charges payable to Telkom for these services and for leased circuits, and other charges (Note 30).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

5.

ACCOUNTS RECEIVABLE - TRADE - TELKOM (continued)

The aging schedule of the accounts receivable is as follows:

2005

2006

Number of

Percentage

Percentage

Months Outstanding

Amount

(%)

Amount

(%)

0 - 3 months

156,581

63.07

78,633

51.07

4 - 6 months

37,846

15.24

112

0.07

over 6 months

53,856

21.69

75,225

48.86

Total

248,283

100.00

153,970

100.00

The changes in the allowance for doubtful accounts provided on the trade accounts receivable from Telkom are as follows:

2005

2006

Balance at beginning of period

86,884

89,485

Reversal

(3,929

)

(3,111)

Deduction due to sale of Sisindosat

(2,250

)

-

Net effect of foreign exchange adjustment

261

(48)

Balance at end of period

80,966

86,326

The net effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain (Loss) on Foreign Exchange - Net”.

Management believes the established allowance is sufficient to cover probable losses from uncollectible accounts receivable.

6.

ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES

This account consists of the following:

2005

2006

Overseas international carriers

Saudi Telecom Company, Saudi Arabia (US$9,719 in 2005 and

US$12,467 in 2006)

94,396

115,939

DiGi Telecommunications Sdn Bhd (previously Mutiara

Telecommunications Sdn Bhd), Malaysia (US$7,545 in 2005 and

US$10,929 in 2006)

73,280

101,639

Telekom Malaysia Berhad, Malaysia (US$4,640 in 2005 and

US$6,037 in 2006)

45,067

56,147

Maxis International Sdn Bhd, Malaysia (US$4,615 in 2005 and

US$5,983 in 2006)

44,821

55,645

UAE-Etisalat, United Arab Emirates (US$4,351 in 2005 and

US$5,810 in 2006)

42,267

54,038

Cableview Services Sdn Bhd (“Mega TV”), Malaysia (US$3,289 in 2005

and 2006)

31,949

30,591

Mega Media Broadcasting Network Co. Ltd., Taiwan (US$2,203 in 2005

and 2006)

21,398

20,489

DDI Corporation, Japan (US$2,591 in 2005 and US$2,056 in 2006)

25,168

19,157

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

6.

ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES (continued)

2005

2006

Overseas international carriers (continued)

Celcom Malaysia Berhad, Malaysia (US$4,005 in 2005 and

US$1,278 in 2006)

38,896

11,886

Jabatan Telekom Brunei, Brunei Darussalam (US$3,213 in 2005 and

US$945 in 2006)

31,204

8,788

TT dotCom Sdn Bhd, Malaysia (US$1,328 in 2005 and

US$693 in 2006)

12,900

6,442

Reach Hongkong, Hongkong (US$2,523 in 2005 and US$665 in 2006)

24,508

6,181

MCI Worldcom, U.S.A. (US$4,167 in 2005 and US$595 in 2006)

40,482

5,548

Korea International Telecommunication, Korea (US$609 in 2005 and

US$425 in 2006)

5,911

3,955

AT&T, U.S.A. (US$1,045)

10,151

-

Others (each below Rp20,000, including US$26,124 in 2005 and

US$31,148 in 2006)

269,624

298,627

812,022

795,072

Local companies

PT Ratelindo

4,960

8,930

PT Satkomindo Mediyasa (US$1,040 in 2005 and US$798 in 2006)

8,755

7,422

PT Cakrawala Andalas Televisi (US$1,057 in 2005 and US$611

in 2006)

10,271

5,680

PT Cyberindo Aditama (US$1,409 in 2005 and US$304 in 2006)

13,683

2,832

Others (each below Rp6,000, including US$9,333 in 2005 and

US$11,457 in 2006)

222,253

260,202

259,922

285,066

Post-paid subscribers from:

Cellular

397,570

503,763

Fixed line

5,515

19,103

Fixed wireless

11,199

16,195

414,284

539,061

Total

1,486,228

1,619,199

Less allowance for doubtful accounts

448,134

579,412

Net

1,038,094

1,039,787

The aging schedule of the accounts receivable is as follows:

2005

2006

Number of

Percentage

Percentage

Months Outstanding

Amount

(%)

Amount

(%)

0 - 6 months

765,739

51.52

777,216

48.00

7 - 12 months

268,341

18.05

272,342

16.82

13 - 24 months

234,314

15.77

284,590

17.58

over 24 months

217,834

14.66

285,051

17.60

Total

1,486,228

100.00

1,619,199

100.00

As of June 30, 2006, approximately 3.03% of accounts receivable - trade are pledged as collateral for long-term bank loans obtained by Lintasarta (Note 16).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

6.

ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES (continued)

The changes in the allowance for doubtful accounts provided on the accounts receivable - trade from third parties are as follows:

2005

2006

Balance at beginning of period

375,001

528,314

Provision

68,102

73,448

Write-off

-

(18,141)

Deduction due to sale of Sisindosat

(4,259

)

-

Net effect of foreign exchange adjustment

9,290

(4,209)

Balance at end of period

448,134

579,412

The net effect of foreign exchange adjustment was due to the strengthening or weakening  of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain (Loss) on Foreign Exchange - Net”.

There are no significant concentrations of credit risk, except for the trade accounts receivable from Telkom (Note 5).

Management believes the established allowance is sufficient to cover probable losses from uncollectible accounts receivable.

7.

PREPAID TAXES

This account consists of the following:

2005

2006

Claims for tax refund

481,933

770,945

Value Added Tax (“VAT”)

134,773

113,906

Others

78,861

39,666

Total

695,567

924,517

Claims for tax refund in 2005 and 2006 mainly consist of the Company’s claims for tax refund from the excess prepayments of the Company’s income tax articles 22, 23 and 25 over the Company’s current income tax expense.

In June 2005, the Company received the payment of IM3’s claims for tax refund from the Tax Office amounting to Rp49,186 consisting of the excess prepayment of IM3’s income tax articles 22, 23 and 25 over its current income tax expense for fiscal years 2001 - 2003 and refund for prepaid VAT for fiscal year 2003.

In September 2005, the Company received payment amounting to Rp119,195 form the Tax Office for the Company’s claim for tax refund for fiscal year 2003.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

8.

INVESTMENTS IN ASSOCIATED COMPANIES

This account consists of the following investments which are accounted for under the equity method:

Company’s

Portion of

Accumulated

Equity in

Undistributed

Net Income (Loss)

Equity

of Associated

Carrying

Interest (%)

Cost

Companies

Value

2005

Investments in:

PT Multi Media Asia Indonesia

26.67

56,512

(212

)56,300

Cambodian Indosat Telecommunication S.A.

49.00

14,697

(149

)14,548

PT Yasawirya Indah Mega Media

35.00

5,000

                        (3,404

)1,596

PT Swadharma Marga Inforindo

20.00

100

405

505

Total

76,309

(3,360

)72,949

Less allowance for decline in value

72,444

-

72,444

Net

3,865

(3,360

)505

2006

Investments in:

PT Multi Media Asia Indonesia

26.67

56,512

(212

)56,300

PT Swadharma Marga Inforindo

20.00

100

325

425

Total

56,612

113

56,725

Less allowance for decline in value

56,300

-

56,300

Net

312

113

425

The changes in the carrying value of the investments in associated companies for the six months ended June 30, 2005 and 2006 are as follows:

2005

2006

Equity in net income (loss) of associated companies

67

(99)

Deduction in the carrying value of the investment due to sale of investment in Sisindosat

(32,696

)

-

Net Change

(32,629

)

(99)

The economic difficulties faced by Indonesia (Note 40) have substantially affected the Companies’ long-term investments in associated companies. Due to the decline in the value of their investments, the Companies have provided allowance for decline in value amounting to Rp72,444 and Rp56,300    as of June 30, 2005 and 2006, respectively, which the Companies believe is adequate to cover probable losses on those investments.

PT Multi Media Asia Indonesia (“M2A”)

M2A, established in 1997, is engaged in providing satellite-based telecommunications services. Based on a subscription agreement in 1997 among the Company, PT Pasifik Satelit Nusantara (“PSN”) and M2A (“the Parties”), the Parties agreed that the Company would participate as a stockholder of M2A, which was previously wholly owned by PSN, by acquiring 485,000,000 new shares of M2A with an aggregate nominal value of US$20,000, representing 26.67% equity interest in M2A. The Parties also agreed that the Company’s investment in M2A would not be less than 20% of the fully paid capital if M2A issued its new shares to Telkom and allocated not more than 5% of the fully paid capital to the Government of the Republic of Indonesia.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

8.

INVESTMENTS IN ASSOCIATED COMPANIES (continued)

Cambodian Indosat Telecommunications S.A. (“Camintel”)

The Company’s investment in Camintel, a joint venture between the Company and the Kingdom of Cambodia, was made in 1995. The main business of the joint venture is to undertake the rehabilitation, expansion, operation and maintenance of telecommunications facilities formerly owned by United Nations Transitional Authority in Cambodia (“UNTAC”), and to provide telecommunications and other services in Cambodia.

On August 11, 2005, the Company entered into a shares sale and purchase agreement to sell its 6,590,500 shares in Camintel to a third party for US$1,500.

On August 12 and October 27, 2005, the Company received the payment of the selling price in two installments of US$150 and US$1,350, respectively (equivalent to Rp14,625).

9.

OTHER LONG-TERM INVESTMENTS

This account consists of the following:

2005

2006

Investments in:

Shares of stock accounted for under the cost method - net

4,631

2,631

Convertible bonds - net

-

-

Equity securities which are available-for-sale

99

99

Total

4,730

2,730

a.

Investments in shares of stock which are accounted for under the cost method

2005

Equity

Cost/

Interest (%)

Carrying Value

PT Broadband Multimedia Tbk

5.00

50,000

ICO Global Communications (Holdings) Limited

0.0087

49,977

AlphaNet Telecom Inc.

-

32,149

Others (cost/carrying value below

Rp4,000 each)

10.00 - 16.67

4,631

Total

136,757

 Less allowance for decline in value

132,126

Net

4,631

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

9.

OTHER LONG-TERM INVESTMENTS (continued)

a.

Investments in shares of stock which are accounted for under the cost method (continued)

2006

Equity

Cost/

Interest (%)

Carrying Value

PT Broadband Multimedia Tbk

5.00

50,000ICO Global Communications (Holdings) Limited0.0087

49,977

Others (cost/carrying value below

Rp4,000 each) (a)

16.67 - 17.60

2,631

Total

102,608

 Less allowance for decline in value (a)

99,977

Net

2,631

(a)

net of investment in PT Patra Telekomunikasi Indonesia sold in August 2005 and write-off of investment in AlphaNet Telecom Inc. in December 2005

b.

Investments in convertible bonds

This account consists of:

2005

2006

AlphaNet Telecom Inc.

71,441

-

PT Yasawirya Indah Mega Media

18,000

-

Total (b)

89,441

-

Less allowance for decline in value (b)

89,441

-

Net

-

-

(b)

The Company and IMM wrote off their investments in December 2005.

c.

Equity securities which are available-for-sale

As of June 30, 2005 and 2006, this account consists of:

BNI

89

Telkom

10

Total

99

The economic difficulties faced by Indonesia (Note 40) have substantially affected the Companies’ other long-term investments. Consequently, the Companies provided an allowance for decline in value of their investments in shares of stock accounted for under the cost method and in convertible bonds amounting to Rp221,567 and Rp99,977 as of June 30, 2005 and 2006, respectively, which management believes is adequate to cover probable losses on the investments.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

9.

OTHER LONG-TERM INVESTMENTS (continued)

PT Broadband Multimedia Tbk (“BM”)

On April 20, 2004, the Company entered into a shares sale and purchase agreement to purchase from a third party such third party’s 5% equity interest in BM for Rp50,000. BM is engaged in cable television and internet network provider services.

ICO Global Communications (Holdings) Limited (“I-CO”)

In 1995, the Company subscribed to the shares of I-CO, a subsidiary of The International Mobile Satellite Organization that is domiciled in the Bahamas. I-CO provides satellite constellation and related mobile services from, and based on, the satellites.

AlphaNet Telecom Inc. (“ATI”)

ATI, a company incorporated in Canada, was engaged in the design, development, installation, operation and worldwide marketing of fax messaging and information service to business travellers, the hotel industry and users of personal computers and personal digital assistants. “Inn Fax”, “Follow Fax” and “Follow Fax PC” were the registered trademarks of ATI. The Company had a 14.5% equity interest in ATI and an investment in convertible bonds of ATI with a principal amount of CAD35,000,000.

In 1999, based on a resolution of its Board of Directors, ATI announced that it had filed an announcement of bankruptcy with the Toronto Stock Exchange. Based on this fact, the Company provided 100% allowance for losses on its investments in ATI.

As a result of ATI’s liquidation process, the Company received on March 9, 2001 the amount of Rp12,923 (CAD2,028,670) from the sale of ATI’s assets. On September 23, 2004, the Company received the last liquidation payment amounting to Rp8,557 (CAD1,208,272) from ATI’s trustee. As the liquidation process has been completed, the Company wrote off its investment in ATI in 2005.

Other

On January 28, 2005, the Company sold its investment in The International Telecommunications Satellite Organization (acquired in 1985) for US$10,539 (equivalent to Rp96,381) resulting in a loss amounting to Rp1,046. On April 7, 2005, the Company received the proceeds from the sale.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

10.

PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

2005

Transactions during the Period

     Balance

   at Beginning

        Divestment in

 Balance at

     of Period

        Additions

    Deductions

  Reclassifications

a SubsidiaryEnd of Period

Carrying Value

Landrights

283,598

14,468

-

10,263

(5,250)303,079

Buildings

376,075

-

-

14,628

(6,546)384,157

Submarine cables

862,818

-

-

22

-

862,840

Earth stations

116,213

-

-

-

-116,213

Inland link

399,382

-

-

76,767

-476,149

Switching equipment

325,287

-

-

7,848

-333,135

Telecommunications

peripherals

1,546,503

113,779

-

38,387

(10,562)1,688,107

Information technology

equipment

871,979

659

946

58,951

-930,643

Office equipment

1,131,141

60,394

319

51,037

(17,687)1,224,566

Building and leasehold

 improvements

918,483

616

-

110,693

-

1,029,792

Vehicles

15,361

940

436

-

(1,425)14,440

Cellular technical

equipment

17,131,651

-

-

1,321,667

-18,453,318

Satellite technical

equipment

1,243,969

-

-

21,536

-1,265,505

Transmission and cross-

connection equipment

471,476

-

-

779

-472,255

FWA technical equipmen

t

317,499

-

-

1,138

-

318,637

Properties under

construction and

installation

1,810,075

3,229,795

-

(1,713,716

)-3,326,154

Total

27,821,510

3,420,651

1,701

-

(41,470)31,198,990

Accumulated Depreciation

Buildings

177,433

10,619

-

-

(1,994)186,058

Submarine cables

309,390

55,369

-

-

-364,759

Earth stations

80,365

23,002

-

-

-103,367

Inland link

61,782

15,706

-

-

-77,488

Switching equipment

173,407

29,921

-

-

-203,328

Telecommunications

peripherals

858,291

148,475

-

-

(3,805)1,002,961

Information technology

equipment

528,608

116,453

946

-

-644,115

Office equipment

587,135

62,121

304

-

(13,803)635,149

Building and leasehold

improvements

289,774

84,622

-

-

-374,396

Vehicles

11,390

958

437

-

(1,289)10,622

Cellular technical

equipment

6,491,206

780,795

-

-

-7,272,001

Satellite technical

equipment

695,875

71,302

-

-

-767,177

Transmission and cross-

connection equipment

174,288

9,274

-

-

-183,562

FWA technical equipment

22,132

15,672

-

-

-37,804

Total

10,461,076

1,424,289

1,687

-

(20,891)11,862,787

Less impairment in value

117,258

-

-

-

(17,637

)

99,621

Net Book Value

17,243,176

19,236,582

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

10.

PROPERTY AND EQUIPMENT (continued)

2006

Balance

Transactions during the Period

Balance

at Beginning

at End

of Period

Additions

Deductions

Reclassifications

of Period

Carrying Value

Landrights

328,654

-

-

14,607

343,261

Buildings

428,172

5,545

-

18,124

451,841

Submarine cables

862,848

-

-

11,526

874,374

Earth stations

116,519

-

-

6,560

123,079

Inland link

610,177

-

-

191,697

801,874

Switching equipment

343,102

-

-

14,039

357,141

Telecommunications

peripherals

1,832,196

97,412

9,978

50,119

1,969,749

Information technology

equipment

1,019,338

2,736

1,436

115,014

1,135,652

Office equipment

1,386,558

35,872

801

43,630

1,465,259

Building and leasehold

 improvements

1,129,242

694

-

163,897

1,293,833

Vehicles

15,946

1,620

195

-

17,371

Cellular technical

equipment

21,139,466

-

-

2,468,752

23,608,218

Satellite technical

equipment

1,272,846

-

-

3,278

1,276,124

Transmission and cross-

connection equipment

472,655

-

-

5,915

478,570

FWA technical equipment

434,744

-

-

71,252

505,996

Properties under

construction and

installation

3,680,665

3,309,352

-

(3,178,410

)

3,811,607

Total

35,073,128

3,453,231

12,410

-

38,513,949

Accumulated Depreciation

Buildings

197,312

12,415

-

-

209,727

Submarine cables

418,321

55,794

-

-

474,115

Earth stations

111,081

3,976

-

-

115,057

Inland link

95,666

24,515

-

-

120,181

Switching equipment

223,459

17,367

-

-

240,826

Telecommunications

peripherals

1,119,017

124,096

9,978

-

1,233,135

Information technology

equipment

735,830

100,578

1,436

-

834,972

Office equipment

711,564

84,103

801

-

794,866

Building and leasehold

improvements

466,716

108,045

-

-

574,761

Vehicles

10,844

1,086

195

-

11,735

Cellular technical

equipment

8,214,472

1,030,439

-

-

9,244,911

Satellite technical

equipment

840,041

72,548

-

-

912,589

Transmission and cross-

connection equipment

193,246

9,641

-

-

202,887

FWA technical equipment

72,167

32,038

-

-

104,205

Total

13,409,736

1,676,641

12,410

-

15,073,967

Less impairment in value

98,611

-

-

-

98,611

Net Book Value

21,564,781

23,341,371

Submarine cables represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

10.

PROPERTY AND EQUIPMENT (continued)

During the six months ended June 30, 2006 and 2005, sales of certain property and equipment were made as follows:

2005

2006

Proceeds from sale

147

298

Net book value

(14

)

-

Gain

133

298

Depreciation expense charged to statements of income amounted to Rp1,424,289 and Rp1,676,641 in 2005 and 2006, respectively.

In 2004, the Company recognized impairment loss on Sisindosat property and equipment amounting to Rp17,637 due to the impairment of its investment in Sisindosat as indicated by the sales price of Sisindosat being below the amount of the Company’s investment. Following the sale of the Company’s investment in Sisindosat in January 2005 (Note 1d), such impairment loss was derecognized due to the derecognition of Sisindosat’s property and equipment.

Management believes that there is no further impairment in assets value or recovery of the impairment reserve as contemplated in SAK 48.

As of June 30, 2006, approximately 0.70% of property and equipment are pledged as collateral to letter of credit facilities obtained by Lintasarta (Note 16).

As of June 30, 2006, the Companies insured their respective property and equipment (except submarine cables and landrights) for US$102,390 and Rp23,624,677, including insurance on the Company‘s satellite amounting to US$12,000. Management believes that the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning, aircraft damage and other natural disasters.

Starting January 1, 2005, the Company changed the estimated useful lives of certain of its property and equipment (Note 2j). The effects of the change are to increase income before income tax as follows:

Period

Amount

Six months ended June 30, 2006

106,124

Six months ending December 31, 2006

96,578

Year ending December 31, 2007

197,357

Year ending December 31, 2008

153,148

Year ending December 31, 2009

135,174

Year ending December 31, 2010

81,620

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

10.

PROPERTY AND EQUIPMENT (continued)

The details of the Companies’ properties under construction and installation as of June 30, 2005 and 2006 are as follows:

Percentage of

Estimated Date

Completion

Cost

of Completion

2005

Cellular technical equipment

55 - 95

2,999,842

July - October 2005

Inland link

84 - 94

98,554

July - November 2005

FWA technical equipment

70 - 78

98,033

July - November 2005

Telecommunications peripherals

90 - 96

47,576

July - December 2005

Building and leasehold improvements

64 - 90

32,517

July - August 2005

Information technology equipment

60 - 76

11,521

July 2005

Building

5 - 82

5,671

July - December 2005

Switching equipment

95

937

July 2005

Satellite technical equipment

95

17

July 2005

Submarine cables

95

7

July 2005

Others

60 - 97

31,479

July - August 2005

Total

3,326,154

2006

Cellular technical equipment

68 - 86

3,494,943

July - September 2006

Submarine cables

5

98,662

December 2006

Building and leasehold improvements

71 - 76

65,915

July - December 2006

FWA technical equipment

94 - 99

54,253

July - September 2006

Inland link

69 - 79

38,061

July 2006 - March 2007

Satellite technical equipment

99

14,513

July - September 2006

Telecommunications peripherals

99

13,616

July - December 2006

Transmission and cross-connection equipment

97 - 99

6,766

July - December 2006

Information technology equipment

66 - 88

6,258

July 2006 - April 2007

Switching equipment

88 - 90

2,403

July - September 2006

Others

20 - 99

16,217

July - September 2006

Total

3,811,607

Borrowing costs (interest expense) capitalized to properties under construction and installation for the six months ended June 30, 2005 and 2006 amounted to Rp5,278 and Rp40,519, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

11.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arose from the acquisition of equity interest in Bimagraha and Satelindo in 2001 and 2002, respectively (Note 1e), and from the acquisition of additional equity interest in Lintasarta in 2005     (Note 1d).

The details of the other intangible assets arising from the acquisition of Satelindo in 2002 are as follows:

Amount

Customer base

- Post-paid

154,220

- Prepaid

73,128

Spectrum license

222,922

Brand

147,178

Total

597,448

Starting January 2003, the Company changed its goodwill amortization period from 5 years to 15 years. The effect of the change is an increase (decrease) in income before income tax as follows:

Period

Amount

Six months ended June 30, 2006

135,899

Six months ending December 31, 2006

135,899

Year ending December 31, 2007

(84,603

)

The details of goodwill and other intangible assets are as follows:

2005

2006

Balance at beginning of period

3,012,578

2,682,600

Addition (Note 1a)

-

320,000

Amortization of goodwill

(113,174

)

(113,253)

Amortization of other intangible assets

(53,006

)

(61,718)

Balance at end of period

2,846,398

2,827,629

The addition to goodwill and other intangible assets in 2006 represents the payment of the upfront fee to the Ministry of Communications and Information Technology in connection with the selection of the Company as one of the IMT - 2000 cellular network providers using 2.1 GHz radio frequency bandwidth in Indonesia (Note 1a).

12.

LONG-TERM ADVANCES

This account represents advances to suppliers and contractors for the procurement or construction of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction or installation of the property and equipment has reached a certain percentage of completion.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

13.

PROCUREMENT PAYABLE

This account consists of the following:

2005

2006

PT Nokia Network (including US$834 in 2005 and

US$24,060 in 2006)

9,199

402,339

Siemens Aktiengesellschaft, Germany (including US$19,204

in 2005 and US$33,360 in 2006)

186,529

310,248

Ericsson AB, Sweden (including US$67,601 in 2005 and

US$33,357 in 2006)

656,610

310,220

PT Ericsson Indonesia (including US$568 in 2005 and

US$19,342 in 2006)

24,552

279,291

Nokia Corporation, Finland (including US$13,762 in 2005 and

US$27,884 in 2006)

133,675

259,325

PT Siemens Indonesia (including US$3,674 in 2005 and

US$8,696 in 2006)

78,699

244,989

PT Alcatel Indonesia (including US$4,673 in 2005 and

US$4,725 in 2006)

70,322

230,060

Siemens Mobile Communications S.p.A, Italy (including

US$3,756 in 2005 and US$10,147 in 2006)

36,483

94,369

Alcatel CIT, France (including US$15,155 in 2005 and

US$8,213 in 2006)

147,522

76,703

Huawei Tech Investment Co Ltd, Hongkong (US$8,109)

-

75,410

ZTE Corporation, China (including US$2,218 in 2005

and US$4,554 in 2006)

21,935

42,294

PT Huawei Tech Investment (including US$854)

-

36,888

PT Industri Telekomunikasi Indonesia (Persero) (including

US$2,273 in 2006)

17,562

35,296

PT Kopnatel Jaya

33,513

33,820

Kopindosat

49,774

33,598

PT Sisindokom Lintasbuana (including US$4,025 in 2005 and

US$2,045 in 2006)

39,914

27,402

PT Dawamiba Engineering

44,263

22,703

PT Varindo Buana Abadi (including US$169 in 2005 and

US$1,881 in 2006)

2,513

20,474

PT Senopati Sellularindo

61,892

19,823

PT Bahyutama Kerta Mukti

27,082

18,031

PT Bukit Jaya Abadi

24,072

11,719

NT System Company Limited, Hongkong (including US$2,560

in 2005 and US$1,097 in 2006)

24,863

10,205

PT Bukaka Teknik Utama

25,237

5,570

PT Karya Mitra Nugraha

33,991

5,384

PT Ciptakomunindo Pradipta

33,123

3,512

PT Gihon Telekomunikasi Indonesia

24,000

2,716

PT Sekar Kedaton Nusantara

29,221

2,179

28,8861,057

PT Ekaprasarana Primatel (including US$2,953 in 2005 and

US$103 in 2006)

28,886

1,057

PT ZTE Indonesia (US$3,653)

38,749

-

Sumacom Mitra (US$3,390)

34,581

-

PT Alvarid Mas (US$3,042)

33,711

-

Others (including US$25,557 in 2005 and US$16,796 in 2006,

each below Rp20,000)

647,923

353,356

Total

2,620,396

2,968,981

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14.

TAXES PAYABLE

This account consists of the following:

2005

2006

Estimated corporate income tax payable,

less tax prepayments of Rp181,123 in 2005

and Rp93,814 in 2006

55,000

22,457

Income tax:

Article 21

21,120

11,903

Article 22

2,899

2,281

Article 23

40,969

49,728

Article 25

20,049

21,515

Article 26

19,219

5,051

VAT

828

2,811

Others

4,547

4,797

Total

164,631

120,543

The reconciliation between income before income tax and estimated taxable income of the Company for the six months ended June 30, 2005 and 2006 is as follows:

         2005

        2006

Income before income tax per consolidated statements of income

1,151,754

823,161

Subsidiaries’ income before income tax and effect of inter-company consolidation eliminations

(51,246

)

(73,537)

Income before income tax of the Company

1,100,508

749,624

Positive adjustments

Accrual of employee benefits – net

12,080

60,105

Provision for doubtful accounts

77,612

59,325

Amortization of goodwill and other intangible assets

(22,206

)

8,658

Donation

8,948

4,409

Representation and entertainment

5,937

4,154

Amortization of debts and bonds issuance cost and discount

(4,753

)

1,659

Assessments for income taxes, VAT

and related penalties

12,472

764

Compensation expense for ESOP (Note 20)

77,840

-

Others

11,481

64,939

Negative adjustments

Depreciation - net

(348,981

)

(413,154)

Interest income already subjected to final tax

(70,170

)

   (104,906)

Equity in net income of investees

(59,316

)

(101,043)

Capitalization of interest expense and personnel expenses

to property and equipment (Notes 10 and 24)

(20,269

)

(60,114)

Realization of stock option resulting from the exercise of ESOP Phase I and Phase II

(4,285

)

(51,199)

Write-off of accounts receivable

-

(16,585)

Net periodic pension cost

(8,031

)

(6,641)

Gain from sale of property and equipment

(76

)

(52)

Sale of investment in subsidiary (Note 1d)

(109,951

)

-

Estimated taxable income of the Company

658,840

199,943

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14.

TAXES PAYABLE (continued)

The computation of the income tax expense for the six months ended June 30, 2005 and 2006 is as follows:

         2005

        2006

Estimated taxable income of the Company

658,840

199,943

Income tax expense - current (at statutory tax rates)

Company

197,635

59,965

Subsidiaries

38,488

56,306

Total income tax expense - current

236,123

116,271

Income tax expense - deferred

Effect of temporary differences at enacted maximum tax rate (30%)

Company

Depreciation - net

104,694

123,946

Equity in net income of investees

17,795

30,313

Capitalization of interest expense and personnel expense

to property and equipment

 (Notes 10 and 24)

6,081

18,034

Compensation expense for ESOP

(22,067

)

15,360

Write-off of accounts receivable

-

4,976

Net periodic pension cost

2,409

1,992

Gain on sale of property and equipment

23

16

Accrual of employee benefits - net

(5,069

)

      (21,060)

Provision for doubtful accounts

(23,284

)

(17,797)

Amortization of goodwill and other intangible assets

6,662

(2,597)

Amortization of debts and bonds issuance cost and discount

1,426

(498)

Sale of investment in subsidiary

32,985

-

Others

(5,107

)

(11,777)

116,548

140,908

Subsidiaries

Provision for doubtful accounts

(1,005

)

280

Depreciation – net

(3,265

)

(4,750)

Others

(670

)

1,155

(4,940

)

(3,315)

Net income tax expense - deferred

111,608

137,593

Total income tax expense

347,731

253,864

The computation of the estimated income tax payable and claim for tax refund for the six months ended June 30, 2005 and 2006 is as follows:

2005

2006

Income tax expense - current

Company

197,635

59,965

Subsidiaries

38,488

56,306

Total income tax expense – current

236,123

116,271

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14.

TAXES PAYABLE (continued)

2005

2006

Less prepayments of income tax of the Company

Article 22

11,143

12,898

Article 23

29,826

58,015

Article 25

108,989

116,099

Total prepayments of income tax of the Company

149,958

187,012

Less prepayments of income tax of Subsidiaries

Article 22

1,362

925

Article 23

17,938

19,052

Article 25

11,865

13,872

Total prepayments of income tax of Subsidiaries

31,165

33,849

Total prepayments of income tax

181,123

220,861

Estimated income tax payable

Company

47,677

-

Subsidiaries

7,323

22,457

Total estimated income tax payable

55,000

22,457

Claim for tax refund (presented as part of

“Prepaid Taxes”)

Company

-

(127,047)

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 30% to the combined income before income tax of the Company and Subsidiaries, and the income tax expense as shown in the consolidated statements of income for the six months ended June 30, 2005 and 2006 is as follows:

2005

2006

Income before income tax per consolidated statements of income

1,151,754

823,161

Company’s equity in Subsidiaries’ income before income tax and reversal of

inter-company consolidation eliminations

56,506

100,313

Combined income before income tax of the

Company and Subsidiaries

1,208,260

923,474

Income tax expense at the applicable tax rate of 30%

362,478

277,042

Tax effect on permanent differences

Assessments for income taxes, VAT and related penalties

3,697

7,564

Representation and entertainment

1,781

1,835

Donation

2,687

1,323

Employee benefits

1,098

675

Interest income already subjected to final tax

(23,846

)

(35,627)

Others

(550

)

383

Adjustment due to tax audit and others

(70

)

669

Valuation allowance adjustment

456

-

Total income tax expense per consolidated statements of income

347,731

253,864

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14.

TAXES PAYABLE (continued)

The tax effects of significant temporary differences between financial and tax reporting which are outstanding as of June 30, 2005 and 2006 are as follows:

2005

2006

Company

Deferred tax assets

Allowance for doubtful accounts

180,026

217,431

Accrual of employee benefits - net

74,072

116,789

Allowance for decline in value of investments in associated

companies and

other long-term investments

82,324

46,883

Pension cost

37,115

26,606

Compensation expense for ESOP

43,429

11,869

Allowance for short-term investment

7,619

7,618

Others

-

11,776

Total

424,585

438,972

Deferred tax liabilities

Property and equipment

887,564

1,246,914

Investments in subsidiaries/associated companies - net of

amortization of goodwill and other intangible assets

128,544

188,309

Deferred bonds and loans issuance costs and discount

8,018

6,416

Difference in transactions of equity changes in associated

companies/subsidiaries

1,801

1,752

Others

871

911

Total

1,026,798

1,444,302

Deferred tax liabilities - net

602,213

1,005,330

Subsidiaries (IMM in 2005; APE in 2005 and 2006)

Deferred tax assets

Allowance for doubtful accounts

7,761

162

Allowance for decline in value of other long-term investments

10,294

-

Tax loss carry-over

4,082

-

Others

470

40

22,607

202

Valuation allowance

(20,077

)

-

Net

2,530

202

Deferred tax liabilities

Investments in subsidiaries/associated companies

1,891

747

Property and equipment

98

-

Others

2,809

470

Total

4,798

1,217

Deferred tax liabilities - net

2,268

1,015

Deferred tax liabilities - net

604,481

1,006,345

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14.

TAXES PAYABLE (continued)

2005

2006

Subsidiaries (Lintasarta in 2005; IMM and Lintasarta in 2006)

Deferred tax assets

Property and equipment

24,744

29,715

Allowance for doubtful accounts

2,423

9,801

Others

11,031

8,126

Total

38,198

47,642

Deferred tax liabilities

Others

(450

)

(391)

Deferred tax assets - net

37,748

47,251

The breakdown by entity of the foregoing deferred tax assets and liabilities outstanding as of June 30, 2005 and 2006 is as follows:

       2005

2006

Deferred Tax

Deferred Tax

Deferred TaxDeferred Tax

Assets

Liabilities

Assets

Liabilities

Company

-

602,213

-

1,005,330

Subsidiaries

Lintasarta

37,748

-

40,841

-

IMM

-

940

6,410

-

APE

-

1,328

-

1,015

Total

37,748

604,481

47,251

1,006,345

The significant temporary differences on which deferred tax assets have been computed are not deductible for income tax purposes until the doubtful accounts are written off, the decrease in the carrying value of investments in subsidiaries/associated companies and the allowance for decline in value of investments in associated companies and other long-term investments are realized upon sale of the investments, the tax loss carry-over is utilized, and the accrued employee benefits are paid. The deferred tax liabilities relate to the differences in the book and tax bases of property and equipment, goodwill and other intangible assets, and investments in associated companies/subsidiaries.

A valuation allowance has been established for certain deferred tax assets. This valuation allowance reduces tax assets to an amount which is more likely than not to be realized.

Under the current tax laws of Indonesia, the Company and Subsidiaries submit their respective tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years after the fiscal year when the tax became payable. Any loss on income tax basis can be carried forward and used to offset against future taxable income for a maximum period of five years.

On January 19, 2005, the Company received assessment letters on tax underpayment (“SKPKB”/”STP”) from the Directorate General on Taxation for 2003 VAT of Satelindo amounting to Rp9,677 (including penalties and interest). The assessments have been fully paid by the Company and are presented as part of “Other Income (Expenses) - Others - net”.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14.

TAXES PAYABLE (continued)

In 2005, as a result of the corporate income tax audit for fiscal year 2003, the Company’s tax loss carry-over as of December 31, 2003 amounting to Rp934,637 was adjusted by the Tax Office to become Rp501,179. On October 31, 2005, the Company submitted an objection letter to the Tax Office regarding the above tax correction. As of June 30, 2006, the Company has not yet received the final decision letter from the Tax Office on the objection made. No provision for probable loss on such loss carry-over adjustment was made in the consolidated financial statements as the Company believes that the Company has computed its corporate income tax in accordance with the tax regulations.

No income tax was provided for SMM in 2005 and 2006 because it was in tax loss position during those periods.

The Company provides for deferred tax liabilities and deferred tax assets relating to the book-versus-tax-basis differences in its investment in domestic subsidiaries as the Company believes that for certain subsidiaries the investment will be recovered through the sale of the shares which is a taxable transaction and for certain subsidiaries the differences will be deductible from ordinary income as a result of a merger.

The above treatment was also applied to the merged subsidiaries up to the merger date (Note 1e).

15.

ACCRUED EXPENSES

This account consists of the following:

2005

2006

Network repairs and maintenance

185,331

193,132

Employee benefits

202,111

147,020

Interest

177,731

139,432

Concession fee

81,383

58,227

Marketing

23,253

54,013

Radio frequency fee

30,395

45,728

Universal Service Obligation (“USO”)

41,076

41,134

Consultancy fees

31,994

37,555

Link

29,105

14,618

Outsourcing

19,589

12,647

Rental

15,217

10,370

Others

22,706

42,531

Total

859,891

796,407

16.

LOANS PAYABLE

This account consists of the following:

2005

2006

Related parties

Syndicated loan facility 2

BNI - net of unamortized debt issuance cost of Rp8,570

in 2005 and Rp4,386 in 2006

509,075

513,259

Mandiri - net of unamortized debt issuance cost of Rp1,984

in 2005 and Rp969 in 2006

118,608

119,623

Third parties - net of unamortized debt issuance cost of Rp10,107 in 2005 and Rp8,025 in 2006

725,794

1,065,324

Total loans payable

1,353,477

1,698,206

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

LOANS PAYABLE (continued)

2005

2006

Less current maturities

Third parties

60,899

127,880

Long-term portion

1,292,578

1,570,326

The details of the loans from related parties are as follows:

Syndicated Loan Facility 2

On October 2, 2003, the Company entered into a syndicated loan agreement covering Rp3,165,000 with the following syndicated banks:

Bank

Amount

BCA

975,000

Mandiri *

900,000

BNI

*

900,000

Danamon *

240,000

Bukopin

150,000

Total

3,165,000

* related parties

The facility is divided into 3 tranches:

Tranche

Bank

Amount

A

Danamon

240,000

Bukopin 150,000

B

Mandiri

900,000

C

BCA

975,000

BNI

900,000

Total

3,165,000

On December 8, 2003, the Company drew Rp200,000 and Rp1,800,000 from its facility under Tranches B and C, respectively. Based on the loan agreement, the Company should use the proceeds of the loans to repay IM3’s debts and Satelindo’s debts based on the MRA, and/or for capital expenditure financing, and/or for other corporate general needs if IM3’s debts are repaid using other facility.

The interest rates ranged from 9.30% - 11.92% per annum for the six months ended June 30, 2005. The rate was fixed at 9.30% per annum for the six months ended June 30, 2006.

On December 7, 2004, the Company paid the first semi-annual installments amounting to Rp73,125, Rp61,875 and Rp22,220 to BCA, BNI and Mandiri, respectively.

On March 31, 2005, the Company made early payments of the loans amounting to Rp290,112, Rp245,480 and Rp57,188 to BCA, BNI and Mandiri, respectively. On the same date, the Company also entered into agreements amending the loan agreement with BCA, BNI and Mandiri. The amendments covered, among others, the following:

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

LOANS PAYABLE (continued)

Syndicated Loan Facility 2 (continued)

•

The remaining balance of the loan will mature on April 1, 2008. However, the amendment provides early repayment option for the Company, commencing from April 1, 2007 up to the maturity date. Any repayment made before April 1, 2007 will require the Company to pay penalty amounting to 1% of the repaid amount.

•

The loan bears interest as follows:

-

April 1, 2005 - March 31, 2007 : fixed interest rate of 9.3% per annum

-

April 1, 2007 - March 31, 2008 : 10.5% or a reference rate plus margin rate of 2.5%, whichever rate is higher.

As of June 30, 2005 and 2006, the outstanding balances of the loans are as follows:

Bank

2005

2006

BCA

611,763

611,763

BNI*

517,645

517,645

Mandiri*

120,592

120,592

Balance

1,250,000

1,250,000

Unamortized debt issuance cost

(20,661

)

(10,525)

Net

1,229,339

1,239,475

* related parties

The amortization of debt issuance cost charged to operations amounted to Rp4,601 in 2005 and        Rp5,161 in 2006.

The loans from third parties consist of the following:

2005

2006

Syndicated Loan Facility 2 (refer to previous section on loans from related parties)

BCA - net of unamortized debt issuance cost of Rp10,107

in 2005 and Rp5,170 in 2006

601,656

606,593

Finnish Export Credit Ltd. - net of unamortized debt

issuance cost of Rp2,855

-

350,545

Investment Credit Facility 3 from Niaga

97,939

58,739

Investment Credit Facility 4 from Niaga

-

44,947

Import Sight Letter of Credit (“L/C”) Facility and Investment

Credit Facility 2 from Niaga

10,500

4,500

Investment Credit Facility 1 from Niaga

15,699

-

Total

725,794

1,065,324

Less current maturities

60,899

127,880

Long-term portion

664,895

937,444

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

LOANS PAYABLE (continued)

a.   Finnish Export Credit Ltd. (“FEC”)

On May 12, 2006, the Company obtained a new credit facility from FEC amounting to US$38,000 with ABN-AMRO Bank N.V., Jakarta Branch as the "arranger" and ABN-AMRO Bank N.V., Stockholm Branch as the "facility agent” to be used for the purchase of telecommunications equipment. The loan bears interest at the fixed annual rate of 4.15% and will mature on May 12, 2011. The repayment of the loan and its interest will be made in semi-annual installments.

As of June 30, 2006, the Company has fully drawn the amount of this facility.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

The amortization of debt issuance cost charged to operations amounted to Rp71 in 2006.

b.

Investment Credit Facility 3 from Niaga

On June 29, 2004, Lintasarta obtained a loan from a new credit facility from Niaga amounting to Rp98,000 for the purchase of telecommunication equipment, computer and other supporting facilities. The loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 3.5% per annum. The repayment of principal has a grace period up to June 29, 2005. The quarterly repayment of the principal will start on September 29, 2005, at Rp9,800 each quarter up to December 29, 2007. As of June 30, 2005 and 2006, the outstanding balances of the loan amounted to Rp97,939 and Rp58,739, respectively (of which Rp13,018 or the equivalent of US$1,574 was used to finance Import Sight L/C facility - see point d below).

The loan is collateralized by all equipment purchased from the proceeds of the credit facility, receivables from frame relay (Note 6) and trade receivables from one of Lintasarta’s customers.

Based on addendum No. 215/AMD/CBG/JKT/05 dated August 29, 2005 of the credit agreement, the loan covenant that restricted Lintasarta from declaring dividend of more than 50% of the current year’s net income has been replaced with the requirement for Lintasarta to maintain a Debt Service Coverage Ratio of not less than 1.2 : 1.

The loan also has the same restrictive covenants as the Investment Credit Facility 1 from Niaga.

c.

Investment Credit Facility 4 from Niaga

On August 29, 2005, Lintasarta obtained a new credit facility from Niaga amounting to Rp45,000 for the purchase of telecommunication equipment. The loan from the facility bears interest at the prevailing annual rate of 3-month Certificate of Bank Indonesia plus 3% per annum. The repayment of principal has a grace period of 14 months from the date of loan agreement. The quarterly repayment of the principal will start on November 29, 2006, at Rp4,500 each quarter up to
February 28, 2009. As of June 30, 2006, Lintasarta has drawn Rp44,947 from the facility.

The loan is collateralized by all equipment purchased from the proceeds of the credit facility and receivables from frame relay (Note 6).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

LOANS PAYABLE (continued)

d.

Import Sight L/C Facility and Investment Credit Facility 2 from Niaga

On August 14, 2003, Lintasarta obtained facilities from Niaga as follows:

•

Import Sight L/C facility for the purchase of telecommunication equipment, computer and other supporting facilities amounting to US$10,000 wherein Rp15,000 of the facility would be financed through investment credit facility 2 and the remainder would be financed by Lintasarta itself. The expiry date of the facility was extended from August 14, 2004 to December 31, 2004. As of December 31, 2004, Lintasarta had already used this facility to the extent of US$5,101. The facility used was financed by investment credit facility 2 amounting to US$1,827 or equivalent to Rp15,000 (see below) and the remaining balance of US$3,274 was financed by Lintasarta itself amounting to US$1,700 and by investment credit facility 3 amounting to US$1,574 (see point “b” above). This facility expired on December 31, 2004.

•

Investment credit facility 2 amounting to Rp15,000 to finance the above facility. This loan bears interest at 3-month time deposit rate guaranteed by Bank Indonesia plus 2.75% (subsequently changed to 3% on October 1, 2003) per annum. Lintasarta had a grace period until
August 14, 2004 to start paying the interest on the loan. The repayment of the principal started on November 14, 2004, with installments amounting to Rp1,500 payable quarterly up to February 14, 2007. As of June 30, 2006, Lintasarta has fully drawn the amount of this facility.

The loan is collateralized by all equipment purchased from the proceeds of the credit facilities and receivables from frame relay (Note 6).

Based on addendum No. 214/AMD/CBG/JKT/05 dated August 29, 2005 of the credit agreement, the loan covenant that restricted Lintasarta from declaring dividend of more than 50% of the current year’s net income has been replaced with the requirement for Lintasarta to maintain a Debt Service Coverage Ratio of not less than 1.2 : 1.

The loan also has the same restrictive covenants as the Investment Credit Facility 1 from Niaga.

e.   Investment Credit Facility 1 from Niaga

On October 16, 2001, Lintasarta obtained investment credit facility from Niaga amounting to Rp117,000. In 2002, Lintasarta drew Rp113,199 from the facility. This loan bears interest at 3-month time deposit rate guaranteed by Bank Indonesia plus 3.25% (subsequently changed to 2.75% on April 8, 2002 and 3% on October 1, 2003) per annum. The repayment of the principal started on January 6, 2003, with installments amounting to Rp9,750 payable quarterly up to October 6, 2005.

On October 6, 2005, Lintasarta repaid in full the Investment Credit Facility 1 from Niaga.

The loan was collateralized by all equipment purchased from the proceeds of the credit facility, receivables from frame relay (Note 6) and time deposit placed in Niaga amounting to Rp10,000  (presented as part of “Non-current Assets - Others”). Based on amendment No. 201/CBG/JKT/2004 dated June 29, 2004 of the credit agreement, the loan was also secured by trade receivables from one of Lintasarta’s customers. Lintasarta was required to obtain written approval from Niaga if:

-

The combined ownership of the Company and YKKBI in Lintasarta became less than 51% during the facility period.

-

Lintasarta obtained new debts (Note 17).

-

Lintasarta invested in other than Lintasarta’s current business.

Lintasarta was also required to maintain certain financial ratios and its dividends distribution should not be more than 50% of the current year’s net income.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

LOANS PAYABLE (continued)

The scheduled principal payments from 2007 to 2011 of all the loans payable as of June 30, 2006 are as follows:

Twelve months ending June 30,

        2007

   2008

 2009

2010

2011

Total

In rupiah

Syndicated Loan

Facility*

BCA

-

611,763

-

-

-611,763

BNI

-

517,645

-

-

-517,645

Mandiri

-

120,592

-

-

-120,592

Niaga

57,200

  37,539

13,447

-

-108,186

In U.S. dollar

FEC (US$38,000)

70,680

  70,680

70,680

70,680

70,680353,400

Total

127,880

1,358,219

84,127

70,680

70,680

1,711,586

Less unamortized debts issuance cost

13,380

Net

1,698,206

*  please refer to previous discussion on early repayment option

17.

BONDS PAYABLE

As of June 30, 2005 and 2006, this account consists of:

2005

2006

Guaranteed Notes Due 2010 (US$300,000) - net of unamortized

notes issuance cost of Rp22,934 in 2005

and Rp19,338 in 2006

2,890,849

2,770,662

Third Indosat Bonds in Year 2003 with Fixed Rate - net of

unamortized bonds issuance cost of Rp22,840 in 2005

and Rp17,687 in 2006

2,477,160

2,482,313

Guaranteed Notes Due 2012 (US$250,000) - net of unamortized

notes discount of Rp16,216 in 2005 and Rp14,373 in 2006; and

unamortized notes issuance cost of Rp24,618 in 2005 and

Rp30,150 in 2006

2,387,416

2,280,477

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

1,075,000

1,075,000

Fourth Indosat Bonds in Year 2005 with Fixed Rate - net of

unamortized bonds issuance cost of Rp8,617 in 2005 and

Rp7,699 in 2006

806,383

807,301

Indosat Syari’ah Ijarah Bonds in Year 2005 - net of unamortized bonds issuance cost of Rp3,057 in 2005 and Rp2,730 in 2006

281,943

282,270

Indosat Syari’ah Mudharabah Bonds in Year 2002

175,000

175,000

Limited Bonds II issued by Lintasarta*

-

31,150

Limited Bonds I issued by Lintasarta**

30,436

25,292

Convertible Bonds issued by Lintasarta***

6,106

5,526

First Indosat Bonds in Year 2001 with Fixed and Floating Rates

1,000,000

-

Total bonds payable

11,130,293

9,934,991

Less current maturities

1,030,436

5,526

Long-term portion

10,099,857

9,929,465

*

   after elimination of limited bonds II amounting to Rp35,000 issued to the Company

**

after elimination of limited bonds I amounting to Rp9,564 issued to the Company

***

after elimination of convertible bonds amounting to Rp13,893 in 2005 and Rp14,473 in 2006 issued to the Company

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Guaranteed Notes Due 2010

In October 2003, the Company, through IFB, issued Guaranteed Notes Due 2010 with fixed rate.
The notes have a total face value of US$300,000. The notes bear interest at the fixed rate of 7.75% per annum payable in semi-annual installments on May 5 and November 5 of each year, commencing   May 5, 2004. The notes will mature on November 5, 2010.

The notes are redeemable at the option of IFB, in whole or in part at any time on or after November 5, 2008. The notes are redeemable at prices equal to 103.8750%, 101.9375% and 100.0000% of the principal amount during the 12-month period commencing on November 5 of 2008, 2009 and 2010, respectively. In addition, prior to November 5, 2006, IFB may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of the Company, at a price equal to 107.75% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at the option of IFB, in whole but not in part, at any time, at a price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest and additional amount to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and The Netherlands that would require IFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of IFB (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of IFB’s assets), the holder of the notes has the right to require IFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

The Company received the proceeds of the notes on November 5, 2003.

The net proceeds, after deducting the underwriting fee and offering expenses, were used primarily to repay a portion of Indosat’s (including Satelindo’s and IM3’s) outstanding indebtedness amounting to Rp1,500,000 and US$447,500.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The Notes are unconditionally and irrevocably guaranteed by the Company.

The amortization of notes issuance cost charged to operations amounted to Rp1,695 in 2005 and Rp1,833 in 2006.

On January 11, 2006, IFB released a consent solicitation statement (the “solicitation”) relating to its outstanding Guaranteed Notes Due 2010. The primary purpose of the solicitation was to modify certain covenants under the indenture of Guaranteed Notes Due 2010 to conform with the terms in the indenture of Guaranteed Notes Due 2012. The proposed amendment to the indenture includes, among others, the change in the limit of the permitted debt that can be incurred by IFB and Lintasarta, and IFB’s ability to incur new debt.

On January 24, 2006, IFB received consents from holders of the Guaranteed Notes Due 2010 representing an aggregate principal amount of US$239,526 or 79.842% of the outstanding Notes.

Based on the latest rating report, the notes currently have BB (released in December 2005) and Ba3 (released in March 2006) ratings from Standard & Poor’s (“S&P”) and Moody’s Investors Service (“Moody’s”), respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Third Indosat Bonds in Year 2003 with Fixed Rate

On October 15, 2003, the Company issued at face value its Third Indosat Bonds in Year 2003 with Fixed Rate (“Third Indosat Bond”), with BRI as the trustee. The bonds have a total face value of Rp2,500,000 in Rp50 denomination. The bonds consist of two series:

•

Series A bonds amounting to Rp1,860,000 which bear interest at the fixed rate of 12.5% per annum for 5 years starting October 22, 2003

•

Series B bonds amounting to Rp640,000 which bear interest at the fixed rate of 12.875% per annum for 7 years starting October 22, 2003.

The bonds will mature if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the Series A bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value. The Company has also the right to make early payment for all the Series B bonds on the 4th and 6th anniversaries of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price temporarily or as an early settlement.

PT Kustodian Sentral Efek Indonesia (“KSEI”), acting as payment agent, shall pay interest on the bonds, as follows:

Series A

:

Starting January 22, 2004 and every quarter thereafter up to October 22, 2008

Series B

:

Starting January 22, 2004 and every quarter thereafter up to October 22, 2010

The proceeds of the bonds were used as capital injection to Satelindo which, in turn, used the proceeds to repay its debts and Guaranteed Floating Rate Bonds (Note 1d - SIB).

The bonds are neither collateralized nor guaranteed by other parties.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The amortization of bonds issuance cost charged to operations amounted to Rp1,990 in 2005 and Rp2,658 in 2006.

Based on the latest rating report released in May 2006, the bonds currently have idAA+ (stable outlook) rating from PT Pemeringkat Efek Indonesia (“Pefindo”).

Guaranteed Notes Due 2012

On June 22, 2005, the Company, through IIFB, issued Guaranteed Notes Due 2012 with fixed rate. The notes have a total face value of US$250,000 and were issued at 99.323% of their principal amount. The notes bear interest at the fixed rate of 7.125% per annum payable in semi-annual installments due on June 22 and December 22 of each year, commencing December 22, 2005. The notes will mature on June 22, 2012.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Guaranteed Notes Due 2012 (continued)

The notes will be redeemable at the option of IIFB, in whole or in part at any time on or after June 22, 2010 at prices equal to 103.5625%, 101.7813% and 100.0000% of the principal amount during the
12-month period commencing June 22, 2010, 2011 and 2012, respectively, plus accrued and unpaid interest and additional amounts, if any. In addition, prior to June 22, 2008, IIFB may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of the Company, at a price equal to 107.125% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at the option of IIFB, in whole but not in part, at any time, at a price equal to 103.5625% of the principal amount thereof, plus any accrued and unpaid interest and additional amounts to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and The Netherlands that would require IIFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of IIFB (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of IIFB’s assets), the holder of the notes has the right to require IIFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

The Company received the proceeds of the notes on June 23, 2005.

The net proceeds, after deducting the underwriting fee and offering expenses, were used for general corporate purposes, including capital expenditures.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The Notes are unconditionally and irrevocably guaranteed by the Company.

The amortization of notes discount and issuance cost charged to operations amounted to Rp101 and Rp2,911 in 2005 and 2006, respectively.

Based on the latest rating report, the notes currently have BB (released in December 2005) and Ba3 (released in March 2006) ratings from S&P and Moody’s, respectively.

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

On November 6, 2002, the Company issued its Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (“Second Indosat Bond”), with BRI as the trustee. The bonds have a total face value of Rp1,075,000 in Rp50 denomination. The bonds consist of three series:

•

Series A bonds amounting to Rp775,000 which bear interest at the fixed rate of 15.75% per annum for 5 years starting February 6, 2003

•

Series B bonds amounting to Rp200,000 which bear interest at the fixed rate of 16% per annum for 30 years starting February 6, 2003. The bonds mature if the Company or the bondholder exercises the following options:

-

Buy Option

:

the Company has the right to make early payment for all the Series B bonds on the 5th, 10th, 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds’ nominal value.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (continued)

-

Sell Option

:

the bondholder has the right to ask for early settlement from the Company at  100% of the bonds’ nominal value: 1) at any time, if the rating of the bonds decreases to idAA- or lower (Special Sell Option) or 2) on the 15th, 20th and 25th anniversaries of the bonds (Regular Sell Option).

•

Series C bonds amounting to Rp100,000 which bear interest at the fixed rate of 15.625% per  annum for the first year starting February 6, 2003 and floating rates for the succeeding years  until November 6, 2007. The floating rates are determined using the last interest rate for three-month period of Certificates of Bank Indonesia, plus 1.625% margin. The floating rates should have a maximum limit of 18.5% and a minimum limit of 15% per annum.

KSEI, acting as payment agent, shall pay interest on the bonds, as follows:

Series A and C

:

Starting February 6, 2003 and every quarter thereafter up to November 6, 2007

Series B

:

Starting February 6, 2003 and every quarter thereafter up to November 6, 2032

-

Buy Option

:

February 6, 2003 and every quarter thereafter up to November 6, 2007, 2012, 2017, 2022 and 2027

-

Sell Option

:

February 6, 2003 and every quarter thereafter up to November 6, 2017, 2022 and 2027.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds were used to repay the working capital loan from Mandiri and time loan facility from BCA.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in May 2006, the bonds have idAA+ rating (stable outlook) from Pefindo.

Fourth Indosat Bonds in Year 2005 with Fixed Rate

On June 21, 2005, the Company issued its Fourth Indosat Bonds in Year 2005 with Fixed Rate (“Fourth Indosat Bond”), with BRI as the trustee. The bonds have a total face value of Rp815,000 in Rp50 denomination. The bonds bear interest at the fixed rate of 12% per annum, payable on a quarterly basis. The bonds will mature on June 21, 2011.

The bonds will mature before maturity date if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Fourth Indosat Bonds in Year 2005 with Fixed Rate (continued)

The proceeds of the bonds are used for capital expenditure to expand the Company’s cellular network.

The bonds are not collateralized by any specific Company assets nor guaranteed by other parties and rank pari passu with other unsecured debts.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The amortization of bonds issuance cost charged to operations amounted to Rp25 in 2005 and Rp548 in 2006.

Based on the latest rating report released in May 2006, the bonds have idAA+ (stable outlook) rating from Pefindo.

Indosat Syari’ah Ijarah Bonds in Year 2005 (“Syari’ah Ijarah Bonds”)

On June 21, 2005, the Company issued its Syari’ah Ijarah Bonds, with BRI as the trustee. The bonds have a total face value of Rp285,000 in Rp50 denomination. The bonds will mature on June 21, 2011.

Each bondholder is entitled to a fixed Ijarah return (“Cicilan Imbalan Ijarah”) amounting to Rp8,550, payable on a quarterly basis starting September 21, 2005 up to June 21, 2011.

The bonds will mature before maturity date if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price.

The proceeds of the bonds are used for capital expenditure to expand the Company’s cellular network.

The bonds are not collateralized by any specific Company assets nor guaranteed by other parties.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The amortization of bonds issuance cost charged to operations amounted to Rp9 in 2005 and Rp194 in 2006.

Based on the latest rating report released in May 2006, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

Indosat Syari’ah Mudharabah Bonds in Year 2002 (“Syari’ah Bonds”)

On November 6, 2002, the Company issued its Syari’ah Bonds, with BRI as the trustee. The bonds have a total face value of Rp175,000 in Rp50 denomination and will mature on November 6, 2007.

Each bondholder is entitled to a revenue-sharing income [Pendapatan Bagi Hasil (“PBH”)], which is determined on the basis of the bondholder’s portion (Nisbah) of the Shared Revenue (Pendapatan Yang Dibagihasilkan). Shared revenue refers to the operating revenue of Satelindo and IMM earned from their satellite and internet services, respectively. The bondholders’ portions (expressed in percentages) of the satellite and internet services revenue are as follows:

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Indosat Syari’ah Mudharabah Bonds in Year 2002 (“Syari’ah Bonds”) (continued)

Percentage (%)

Year

Satellite

Internet

1

6.91

10.75

2

6.91

9.02

3

6.91

7.69

4

6.91

6.56

5

6.91

5.50

Based on an agreement reached between the Company and the bondholders in the Syari’ah Bondholders’ General Meeting held on October 1, 2003, the shared revenue which previously referred to the operating revenue of Satelindo earned from its satellite services was changed to the operating revenue of the Company earned from the same services. The bondholders’ portions (expressed in percentages) of the Company’s satellite revenue also changed as follows:

Year

Percentage (%)

1

6.91

2

9.34

3

9.34

4

9.34

5

9.34

KSEI, acting as payment agent, pays quarterly the revenue-sharing income on the bonds starting February 6, 2003 until November 6, 2007.

The bonds are not collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as a security to its other creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds replaced the Company’s internal funds used for the development of its cellular business through the acquisition of Satelindo.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in May 2006, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

Limited Bonds II issued by Lintasarta

On June 14, 2006, Lintasarta entered into an agreement with its stockholders for the former to issue limited bonds II amounting to Rp66,150. The limited bonds represent unsecured bonds which will mature on June 14, 2009 and bear interest at the floating rates determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The floating rate limits range from 11% to 19% per annum. The interest is payable on a quarterly basis starting September 14, 2006.

On July 17, 2006, Lintasarta obtained approval from Niaga on the issuance of the limited bonds II  (Note 16).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Limited Bonds II issued by Lintasarta (continued)

The proceeds of the limited bonds II are used for capital expenditure to expand Lintasarta’s telecommunication peripherals.

Limited Bonds I issued by Lintasarta

In June 2003, Lintasarta entered into an agreement with its stockholders for the former to issue limited bonds I amounting to Rp40,000. The limited bonds represented unsecured bonds which matured on June 2, 2006 and bore interest at the fixed rate of 16% per annum for the first year and floating rates for the succeeding years. The floating rates were determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The floating rate limits ranged from 11% to 19% per annum. Lintasarta paid interest on the bonds quarterly starting September 2, 2003.

On the maturity date, Lintasarta paid a certain portion of limited bonds I amounting to Rp5,144 and subsequently extended the maturity date of the remaining balance of Rp34,856 until June 2, 2009. The extension of maturity date was made based on the first amendment dated June 14, 2006 of the Limited Bonds Agreement. These bonds bear interest at floating rates determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The floating rate limits range from 11% to 19% per annum. The interest is payable on a quarterly basis.

On July 17, 2006, Lintasarta obtained approval from Niaga on the changes in maturity date and nominal value of the limited bonds I (Note 16).

Convertible Bonds issued by Lintasarta

At Lintasarta’s Stockholders’ Annual General Meeting held in March 2002, the stockholders approved, among others, the declaration of cash dividend amounting to Rp25,300 of which Rp4,149 (net of tax) was paid in June 2002. The remaining dividend was distributed in the form of unsecured convertible bonds, which bear interest at the annual fixed rate of 19% and payable on a quarterly basis. The bonds will be converted into Lintasarta’s common stock at par value of Rp1,000,000 per share on the bonds’ maturity date on June 3, 2007.

On May 23, 2003, Lintasarta obtained approval from Niaga on the issuance of the convertible bonds (Note 16).

Based on the first amendment dated July 12, 2004 of the Convertible Bonds Agreement, the fixed interest rate of the convertible bonds issued by Lintasarta has been changed to become a floating rate. The floating rate is determined using the average rate for 6-month rupiah time deposits with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The floating rate should have a maximum limit of 19% and a minimum limit of 11%. The first amendment is effective starting July 1, 2004.

First Indosat Bonds in Year 2001 with Fixed and Floating Rates

On April 12, 2001, the Company issued its First Indosat Bonds in Year 2001 with Fixed and Floating  Rates (“First Indosat Bond”), with BRI as the trustee. The bonds, which consist of two series, have a total face value of Rp1,000,000 in Rp50 denomination and will mature on April 12, 2006.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

First Indosat Bonds in Year 2001 with Fixed and Floating Rates (continued)

The Series A bonds amounting to Rp827,200 bear interest at the fixed rate of 18.5% per annum for 5  years starting April 12, 2001. The Series B bonds amounting to Rp172,800 bear interest at the fixed rate of 18.5% per annum for the first year starting April 12, 2001 and floating rates for the succeeding years. The floating rates are determined using the average for 5 working days of the average 3-month rupiah time deposits with Mandiri, BCA, BNI and Danamon, plus a fixed premium of 2.25%.
The floating rates should have a maximum limit of 21% and a minimum limit of 16% per annum. KSEI, acting as payment agent, pays quarterly interest on the bonds starting July 12, 2001 until April 12, 2006.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds have been used for developing cellular business through a subsidiary (IM3), the Company’s domestic network, and internet and multimedia infrastructure; improving the service and quality of international direct dialing and related services; and increasing submarine cable capacity.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in April 2005, the bonds have idAA+ (stable outlook) rating from Pefindo.

On September 12 and 13, 2005, the Company repurchased a portion of the Series A bonds with total principal amount of Rp48,500 at a price which is equal to 101.175% of the principal amount repurchased, plus the accrued and unpaid interest (totalling Rp50,562).

On April 12, 2006, the Company repaid in full the First Indosat Bonds in Year 2001 amounting to Rp951,500 for the principal amount and Rp42,927 for the last quarterly interest.

The scheduled principal payments of all the bonds payable outstanding as of June 30, 2006 are as follows:

Twelve months ending June 30,

2012 and

        2007

   2008

 2009

2011

thereafterTotal

In U.S. dollar

Guaranteed Notes *

Due 2010

(US$300,000)

-

-

-

2,790,000

-

2,790,000

Due 2012

(US$250,000)

-

-

-

     -

2,325,000

2,325,000

Sub-total

-

-

-

2,790,000

2,325,000

5,115,000

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Twelve months ending June 30,

2012 and

        2007

   2008

 2009

2011

thereafter*

Total

In rupiah

Third Indosat Bonds *

-

-

1,860,000

640,000

-2,500,000

Second Indosat Bonds *

-

875,000

-

-

200,000

1,075,000

Fourth Indosat Bonds *

-

-

-

815,000

-

815,000

Syari’ah Ijarah Bonds *

-

-

-

285,000

-

285,000

Syari’ah Bonds

-

175,000

-

-

-175,000

Limited Bonds II

of Lintasarta

-

-

31,150

-

-

31,150

Limited Bonds I

of Lintasarta

-

-

25,292

-

-

25,292

Sub-total

-

1,050,000

1,916,442

1,740,000

200,000

4,906,442

Convertible bonds of Lintasarta which will be converted into

Lintasarta’s shares of common stock

5,526

Total

10,026,968

Less:

-

unamortized notes issuance cost

(49,488

)

-

unamortized bonds issuance cost

(28,116

)

-

unamortized notes discount

(14,373

)

Net

9,934,991

*  Please refer to previous discussion on options for each bond/note.

18.

OTHER NON-CURRENT LIABILITIES

This account consists mainly of non-current portions of defined benefit pension plan (Note 29), post-retirement benefits, benefits under Labor Law No. 13/2003, other employee benefits and deposits from customers.

19.

CAPITAL STOCK

The Company’s capital stock ownership as of June 30, 2005 and 2006 is as follows:

Number of

Percentage

Shares Issued

of Ownership

Stockholders

and Fully Paid

Amount

(%)

2005

A Share

Government of the Republic

of Indonesia

1

-

-

B Shares

Indonesia Communications

Limited, Mauritius

2,171,250,000

217,125

41.01

Government of the Republic

of Indonesia

776,624,999

77,662

14.67

Commissioner:

Roes Aryawijaya

135,000

14

0.00

Directors:

Wahyu Wijayadi

252,500

25

0.01

Hasnul Suhaimi

240,000

24

0.01

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

19.

CAPITAL STOCK (continued)

Number of

Percentage

Shares Issued

of Ownership

Stockholders

and Fully Paid

Amount

(%)

2005 (continued)

B Shares (continued)

Directors: (continued)

Wityasmoro Sih Handayanto

200,000

20

0.00

Ng Eng Ho

169,000

17

0.00

Joseph Chan Lam Seng

90,000

9

0.00

Johnny Swandi Sjam

30,000

3

0.00

Raymond Tan Kim Meng

22,500

2

0.00

S. Wimbo S. Hardjito

2,500

-

-

Others (each holding below 5%)

2,345,606,500

234,561

44.30

Total

5,294,623,000

529,462

100.00

2006

A Share

Government of the Republic

of Indonesia

1

-

-

B Shares

Indonesia Communications

Limited, Mauritius

2,171,250,000

217,125

40.20

Government of the Republic

of Indonesia

776,624,999

77,662

14.38

Indonesia Communications Pte.

Ltd., Singapore

46,340,000

4,634

0.86

Commissioners:

Lee Theng Kiat

135,000

14

0.00

Roes Aryawijaya

135,000

14

0.00

Setyanto P. Santosa

135,000

14

0.00

Directors:

Joseph Chan Lam Seng

427,500

43

0.01

Wityasmoro Sih Handayanto

387,500

38

0.01

Wahyu Wijayadi

302,500

30

0.01

Wong Heang Tuck

290,000

29

0.01

Raymond Tan Kim Meng

222,500

22

0.00

Johnny Swandi Sjam

30,000

3

0.00

S. Wimbo S. Hardjito

2,500

-

-

Others (each holding below 5%)

2,405,041,000

240,504

44.52

Total

5,401,323,500

540,132

100.00

The “A” share is a special share held by the Government of the Republic of Indonesia and has special voting rights. The material rights and restrictions which are applicable to the “B” shares are also applicable to the “A” share, except that the Government may not transfer the “A” share, and it has a veto right with respect to (i) amendment to the objective and purposes of the Company; (ii) increase of capital without pre-emptive rights; (iii) merger, consolidation and acquisition; (iv) amendment to the provisions regarding the rights of “A” share as stipulated in the Articles of Association; and (v) dissolution and liquidation of the Company. The “A” share also has the right to appoint one director and one commissioner of the Company.

Based on a letter from ICL to the Company dated March 2, 2004 regarding a notification of pledge of shares with respect to shares of the Company, ICL informed the Company that ICL pledged substantially all of its B Shares as collateral for a loan facility obtained by STT Communications Limited, the sole shareholder of ICL, from third parties.

On May 5, 2006, Indonesia Communications Pte. Ltd., Singapore (“ICLS”), a wholly-owned subsidiary of STT Communications Limited (“STTC”), informed BAPEPAM  that ICLS acquired 46,340,000 B shares of the Company from the market. As of June 30, 2006, ICL and ICLS owned an aggregate of 2,217,590,000 B shares, representing 41.06% ownership interest in the Company.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

19.

CAPITAL STOCK (continued)

In connection with the exercise of ESOP Phase I and Phase II from August 1, 2004 and August 1, 2005, respectively, 223,823,500 B shares have been issued as of June 30, 2006 (Note 20) at a total premium of Rp719,052.

20.

STOCK OPTIONS

At the Company’s Annual Stockholders’ General Meeting held on June 26, 2003, the stockholders resolved to, among others, issue 258,875,000 Company B shares in reserve which are equal to 5% of the Company’s issued and fully paid capital with nominal value of Rp100 per share by implementing BAPEPAM Regulation No. IX.D.4, “Capital Increases Without Pre-emptive Rights”, which will be allocated to the employees through an Employee Stock Option Program (“ESOP”). The exercise price for ESOP Phase I is 90% of the average closing price of the Company’s shares within 25 consecutive exchange days in the regular market prior to the announcement for the above-mentioned Annual Stockholders’ General Meeting [i.e., Rp1,567.4 (in full amount)].

The ESOP will be distributed in two phases:

a.

Phase I: 50% of the ESOP shares or 129,437,500 stock options will be distributed to the Company’s and its subsidiaries’ permanent employees and Boards of Directors and Commissioners from August 1, 2003 with one year vesting period. The exercise period for the options is one year commencing August 1, 2004.

b.

Phase II: 50% of the ESOP shares or 129,437,500 stock options will be distributed to the Company’s and its subsidiaries’ permanent employees and Boards of Directors and Commissioners from August 1, 2004 with one year vesting period. The exercise period for the options is one year commencing August 1, 2005.

At the Company’s Annual Stockholders’ General Meeting held on June 22, 2004, the stockholders resolved, among others, that the exercise price for ESOP Phase II is 90% of the average closing price of the Company’s shares within 25 consecutive exchange days in the regular market prior to the announcement for the 2004 Annual Stockholders’ General Meeting [i.e., Rp3,702.6 (in full amount)].  It is also resolved that the undistributed ESOP shares from ESOP Phase I will be reallocated for distribution in ESOP Phase II.

In 2004, the Company made an adjustment to decrease the compensation expense of ESOP Phase I as a result of options being forfeited amounting to Rp3,609.

The total fair values of stock options distributed under ESOP Phase I and Phase II are Rp55,932 and Rp155,681, respectively.

The fair values of stock options under ESOP Phase I and Phase II were computed by adopting the Black-Scholes option pricing model and applying the following assumptions:

Phase I

Phase II

Risk-free interest rate

10.00%

8.90%

Expected dividend yield

4.36%

3.50%

Expected volatility

36.50%

37.00%

Expected option period

2 years

2 years

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

20.

STOCK OPTIONS (continued)

Based on a Decree dated January 28, 2005 of the Board of Directors, the 7,847,000 forfeited shares under ESOP Phase I were added to the total shares to be distributed in ESOP Phase II resulting in the number of shares allocated in ESOP Phase II to become 137,284,500 shares. The vesting period for the additional shares granted in ESOP Phase II is the same as the original ESOP Phase II, which was up to July 31, 2005.

In 2005, the Company recognized proportionate six months’ compensation expense relating to ESOP Phase II amounting to Rp77,840 as part of “Operating Expenses - Personnel” (Note 24) in the statements of income.

At the end of the exercise period of ESOP Phase I (July 29, 2005), there were 162,500 shares forfeited.

As of June 30, 2006, the number of stock options under ESOP Phase I and Phase II exercised by the employees is 121,428,000 and 102,395,500 shares, respectively (Note 19).

21.

OPERATING REVENUES - CELLULAR

This account consists of:

   2005                    2006

Usage charges

2,552,059

2,420,617

Features

1,213,574

1,426,614

Interconnection income

375,158

358,598

Connection fee

71,948

55,449

Monthly subscription charges

23,821

3,893

Others

75,803

25,673

Total

4,312,363

4,290,844

The above interconnection income includes interconnection income from related parties amounting to Rp245,756 and Rp221,985 in 2005 and 2006, respectively (Note 30).

22.

OPERATING REVENUES - MIDI

This account consists of:

2005

2006

Related parties

Internet

9,805

46,298

World link and direct link

35,904

44,121

Frame net

50,502

40,796

IPVPN

6,492

24,477

Application services

42,438

20,168

Leased line

10,421

9,105

Satellite lease

15,225

6,443

Digital data network

6,721

4,239

Others

6,862

8,347

Sub-total

184,370

203,994

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

22.

OPERATING REVENUES - MIDI (continued)

2005

2006

Third parties

Internet

178,383

             160,731

Frame net

116,055

             157,550

World link and direct link

91,521

          103,326

IPVPN

            33,057

            79,737

Digital Data Network

59,193

            73,161

Satellite lease

 59,197

            61,630

Leased line

            59,024

            60,154

Application services

16,183

            12,696

Others

            23,082

            14,352

Sub-total

635,695

          723,337

Total

820,065

          927,331

23.

OPERATING REVENUES - FIXED TELECOMMUNICATIONS

The “Operating Revenues - Fixed Telecommunications” account represents the Company’s share of revenue from the following:

2005

2006

International calls

Incoming calls

342,207

250,850

Outgoing calls

232,582

176,991

Fixed wireless

32,585

68,960

Fixed line

36,447

48,136

Others

4,437

3,999

Total

648,258

548,936

Net settlements from other foreign telecommunications carriers of international telephone services amounted to Rp333,667 and Rp375,435 in 2005 and 2006, respectively.

Operating revenues from related parties amounted to Rp226,191 and Rp60,144 in 2005 and 2006, respectively. These amounts represent 34.89% and 9.80% of total operating revenues - fixed telecommunications in 2005 and 2006, respectively (Note 30).

24.

OPERATING EXPENSES - PERSONNEL

This account consists of:

2005

2006

Salaries

131,038

167,119

Incentives and other employee benefits

95,935

123,807

Bonuses

96,006

76,823

Employee income tax

89,383

69,956

Outsourcing

59,364

69,702

Postretirement healthcare benefit

44,644

39,504

Medical expense

22,034

26,538

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

24.

OPERATING EXPENSES - PERSONNEL (continued)

2005

2006

Separation, appreciation and compensation expense

under Labor Law No.13/2003 (Note 29)

11,653

12,793

Pension (Note 29)

9,210

10,991

ESOP compensation expense (Note 20)

77,840

-

Others

1,196

13,015

Total

638,303

610,248

The personnel expenses capitalized to properties under construction and installation amounted to Rp14,991 in 2005 and Rp19,595 in 2006.

25.

OPERATING EXPENSES - ADMINISTRATION AND GENERAL

This account consists of:

2005

2006

Provision for doubtful accounts

68,102

        73,448

Rent

45,962

        61,070

Travel

37,817

        32,438

Utilities

16,266

        23,534

Professional fees

16,313

            23,503

Insurance

16,735

        19,795

Catering

10,577

        17,485

Training, education and research

25,375

        12,450

Office supplies and stationery

7,228

         7,675

Communication

15,871

         7,153

Public relations

10,972

         5,277

Others

26,443

32,144

Total

297,661

315,972

26.

OPERATING EXPENSES - COMPENSATION TO TELECOMMUNICATIONS CARRIERS AND SERVICE PROVIDERS

This account consists of compensation to telecommunications carriers and service providers, as follows:

2005

2006

Telkom

199,075

170,745

Other telecommunications carriers and service providers

8,155

10,978

Total

207,230

181,723

The compensation expenses consist of interconnection and other expenses of the Company.

Interconnection relates to the expenses for the interconnection between the Company’s telecommunications networks and those owned by Telkom or other telecommunications carriers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

26.

OPERATING EXPENSES - COMPENSATION TO TELECOMMUNICATIONS CARRIERS AND SERVICE PROVIDERS (continued)

Other expenses charged by Telkom relate to the billings for the use of circuit, infrastructure rental and billing processing services provided by Telkom (Note 30). Other expenses charged by other telecommunications carriers mainly consist of billings for the use of their circuits.

The Company, Satelindo and IM3 have interconnection arrangements with domestic and overseas operators (Notes 30 and 36). The operating revenues from interconnection services are presented on a net basis, except for those which are based on tariff as stipulated by the Government (Note 2o). The details of interconnection revenues which are presented on a net basis and shown as part of Operating Revenues, are as follows:

2005

2006

Domestic

Interconnection revenues

921,443

649,881

Interconnection charges

(702,158

)

  (332,447)

Net

219,285

317,434

Overseas

Revenues from international carriers

437,069

416,992

Charges from international carriers

(103,402

)

(41,557)

Net

333,667

375,435

27.

OPERATING EXPENSES - OTHER COSTS OF SERVICES

This account consists of:

2005

2006

Cost of SIM cards and pulse reload vouchers

189,028

240,493

Radio frequency fee

168,191

198,149

Utilities

61,232

93,264

Rent

79,188

67,514

Concession fee

59,739

55,615

USO (Note 36)

26,986

40,558

Delivery and transportation

19,145

24,317

Billing and collection

30,129

24,149

Wartel (“Phone Kiosk”) commission

6,535

9,799

Licence fees

12,707

7,981

Communication network

10,069

6,405

Insurance

6,366

1,948

Others

44,662

32,459

Total

713,977

802,651

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

28.

OTHER EXPENSES - FINANCING COST

This account consists of:

2005

2006

Interest on loans

586,228

616,027

Solicitation fee

-

13,401

Amortization of debts/bonds issuance cost (Notes 16 and 17)

8,381

12,437

Bank charges

736

1,548

Amortization of bonds discount (Note 17)

40

939

Total

595,385

644,352

29.

PENSION PLAN

The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their qualified permanent employees.

Defined Benefit Pension Plan

The Company, Satelindo and Lintasarta provide defined benefit pension plans to their respective employees under which pension benefits to be paid upon retirement are based on the employees’ most recent basic salary and number of years of service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plans. Pension contributions are determined by periodic actuarial calculations performed by Jiwasraya. The employees contribute 3% - 3.5% of their basic salary to the plans and the Companies contribute any remaining amount required to fund their respective plans.

Based on an amendment dated December 22, 2000 of the Company’s pension plan, which was further amended on March 29, 2001, the benefits and premium payment pattern were changed.
Before the amendment, the premium was regularly paid annually until the plan would be fully funded and the benefits consisted of retirement benefit (regular monthly or lump-sum pension) and death insurance. In conjunction with the amendment, the plan would be fully funded after making installment payments up to January 2002 of the required amount to fully fund the plan determined as of  September 1, 2000. The amendment also includes an additional benefit in the form of thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri (“Moslem Holiday”).

The amendment covers employees registered as participants of the pension plan as of
September 1, 2000 and includes an increase in basic salary pension by 9% compounded annually starting from September 1, 2001. The amendment also stipulates that there will be no increase in the premium even in cases of mass employee terminations or changes in marital status.

The total premium installments based on the amendment amounted to Rp355,000, which was paid on due dates.

In 2002, the Company made additional payments to Jiwasraya amounting to Rp20,433 for additional pension benefits which will be received by the directors when they retire.

On June 25, 2003, Satelindo entered into an agreement with Jiwasraya to amend the benefit and premium payment pattern of the former’s pension plan. The amendment covers employees registered as participants of the pension plan as of December 25, 2002 up to June 25, 2003. Other new conditions include the following:

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

•

An increase in pension basic salary at 6% compounded annually starting from December 25, 2002

•

Thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri

•

An increase in periodic payment of retirement benefit at 6% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On April 15, 2005, Lintasarta entered into an agreement with Jiwasraya to replace their existing agreement. Based on the new agreement, the benefits and premium payment pattern were changed. This agreement is effective starting January 1, 2005. The total premium installments based on the agreement amount to Rp61,623 which is payable in 10 annual installments starting 2005 until 2015.

The new agreement covers employees registered as participants of the pension plan as of April 1, 2003. The conditions under the new agreement include the following:

•

An increase in basic salary pension by 3% (previously was estimated at 8%) compounded annually starting April 1, 2003

•

An increase in periodic payment of retirement benefit at 5% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On May 2, 2005, Lintasarta entered into an agreement with Jiwasraya to amend the above agreement. The amendment covers employees registered as participants of the pension plan as of April 1, 2003 up to November 30, 2004 with additional total premium installments amounting to Rp1,653 which is payable in 10 annual installments starting 2005 until 2015.

The contribution of Lintasarta to Jiwasraya amounted to Rp9,999 each for the six months ended
June 30, 2005 and 2006.

The composition of the net periodic pension cost for the six months ended June 30, 2005 and 2006 is as follows:

2005

2006

Service cost

20,415

14,890

Interest cost

28,110

31,821

Net amortization

427

-

Return on plan assets

(34,798

)

(35,720)

Net periodic pension cost

14,154

10,991

The net periodic pension cost for the pension plans for the six months ended June 30, 2005 and 2006 was calculated based on the actuarial valuations as of December 31, 2004 and 2005, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

The actuarial valuation was prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2005

2006

Annual discount rate

10%

13%

Expected annual rate of return on plan assets

10%

10%

Annual rate of increase in compensation

6 - 9%

3 - 9%

Mortality table

CSO 1980

CSO 1980

The funded status of the plans as of June 30, 2005 and 2006 is as follows:

2005

2006

Projected benefit obligation

(619,626

)

(545,112

)

Plan assets at fair value

715,913

763,978

Excess of plan assets over projected benefit obligation

96,287

218,866

Unrecognized actuarial loss

81,749

38,614

Prepaid pension cost

178,036

257,480

Prepaid pension cost - net consists of:

2005

2006

Prepaid pension:

Current portion (presented as part of “Prepaid Expenses”)

Company

22,905

20,899

Lintasarta

-

1,081

22,905

21,980

Long-term portion

Company

168,730

224,551

Lintasarta

-

10,949

168,730

235,500

Accrued pension - Lintasarta

(188

)

-

Other non-current liabilities -

 Lintasarta (Note 18)

(13,411

)

-

Net

178,036

257,480

Plan assets as of June 30, 2005 and 2006 principally consisted of time deposits, debt securities, long-term investment in shares of stock and property.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

PENSION PLAN (continued)

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Starting June 2004, the Company also assisted ex-IM3’s employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10% - 20% of their basic salaries, while the Company does not contribute to the plans. Total contributions of the employees for the six months ended June 30, 2005 and 2006 amounted to Rp8,575 and Rp8,439, respectively. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

Labor Law No. 13/2003

On June 20, 2000, the Ministry of Manpower issued Decree No. KEP-150/Men/2000 (“KEP-150”) regarding the settlement of work dismissal and determination of separation, appreciation and compensation benefits by companies. Subsequently, KEP-150 was revoked by Labor Law No. 13/2003 dated March 25, 2003. The Companies’ employees will receive the benefits under this new law at the minimum. As of June 30, 2005 and 2006, the balances of accruals provided by the Companies in accordance with this law amounted to Rp43,697 and Rp67,076, respectively (Note 18). The accruals provided as of June 30, 2005 and 2006 were determined on the basis of actuarial computations. Such benefits provided are included in Personnel Expenses in the consolidated statements of income.

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

Amount

  Percentage to Total Assets/Liabilities (%)

2005

2006

2005

2006

Cash and cash equivalents

State-owned banks (Note 4)

4,798,575

1,798,340

14.88

5.39

Accounts receivable - trade

Telkom

248,283

153,970

0.77

0.46

StarHub Pte. Ltd. (“StarHub”),

Singapore

27,402

48,358

0.080.14

PT Televisi Republik Indonesia

(Persero) (“TVRI”)

42,689

40,888

0.13

0.12

Singapore Telecommunications Ltd.

(“SingTel”), Singapore

25,219

39,075

0.08

0.12

State-owned banks

23,458

35,128

0.07

0.11

PT Pos Indonesia (Persero)

9,632

9,234

0.03

0.03

LKBN Antara

675

4,752

0.00

0.01

PT Citra Sari Makmur (“CSM”)

5,849

4,127

0.02

0.01

PT Telekomunikasi Selular (“Telkomsel”)

20,396

2,940

0.06

0.01

PSN

1,823

2,474

0.01

0.01

Cable & Wireless Optus

(“Optus”), Australia

3,923

-

0.01

-

Others

40,645

32,820

0.13

0.10

Total

449,994

373,766

1.39

1.12

Less allowance for doubtful accounts

146,951

145,898

0.46

0.44

Net

303,043

227,868

0.93

0.68

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

2005

2006

2005

2006

Prepaid expenses

Jiwasraya

22,905

21,980

0.07

0.07

Kopindosat

8,969

6,959

0.03

0.02

Others

3,012

2,175

0.01

0.01

Total

34,886

31,114

0.11

0.10

Other current assets

State-owned banks

4,600

15,859

0.02

0.05

Due from related parties - net

Key management personnel

19,019

15,402

0.06

0.05

Telkomsel

4,978

10,850

0.02

0.03

Kopindosat

6,197

6,197

0.020.02

BNI

897

1,031

0.00

0.00

Optus

2,388

97

0.01

0.00

PT Yasawirya Indah Mega Media (“YIMM”)

10,413

-

0.03

-

Others

2,109

1,482

0.01

0.00

Total

46,001

35,059

0.15

0.10

Less allowance for doubtful accounts

12,487

1,860

0.04

0.01

Net

33,514

33,199

0.11

0.09

Long-term prepaid pension

Jiwasraya

168,730

235,500

0.520.71

Long-term advances

Kopindosat

7,529

3,070

0.02

0.01

Others

395

829

0.00

0.00

Total

7,924

3,899

0.02

0.01

Non-current assets - others

State-owned banks

10,231

31,602

0.030.09

Telkom

26,784

25,736

0.08

0.08

Total

37,015

57,338

0.11

0.17

Accounts payable - trade

Telkomsel

-

14,352

-

0.08

Telkom

7,750

1,935

0.04

0.01

Kopindosat

2,169

1,185

0.01

0.01

Others

3,215

2,316

0.02

0.01

Total

13,134

19,788

0.07

0.11

Dividend payable

ICL

334,872

324,211

1.761.71

Government of the Republic

of Indonesia

119,779

115,966

0.630.61

ICLS

-

6,919

-

0.04

Others

7,484

8,460

0.040.04

Total

462,135

455,556

2.432.40

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

2005

2006

2005

2006

Procurement payable

PT Industri Telekomunikasi

Indonesia (Persero)

17,562

35,296

0.090.19

Kopindosat

49,774

33,598

0.260.18

PT NexWave

12,652

1,981

0.07

0.01

Others

9,690

3,045

0.050.02

Total

89,678

73,920

0.47

0.40

Accrued expenses

Ministry of Communications and

Information Technology

152,854

145,089

0.80

0.77

Key management personnel

53,027

24,421

0.28

0.13

Kopindosat

24,575

12,647

0.13

0.07

Telkom

3,495

1,740

0.02

0.01

Others

31,573

1,963

0.17

0.01

Total

265,524

185,860

1.40

0.99

Due to related parties

PT Pos Indonesia (Persero)

1,006

4,900

0.01

0.03

TVRI

2,262

2,262

0.01

0.01

State-owned banks

2,178

1,875

0.01

0.01

Kopindosat

1,530

1,530

0.01

0.01

Telkom

25,745

-

0.14

-

Others

1,491

1,957

0.01

0.01

Total

34,212

12,524

0.19

0.07

Loans payable (including current

maturities)

State-owned banks

627,683

632,882

3.303.34

Other non-current liabilities

Jiwasraya

13,411

-

0.07

-

Percentage to Respective

Amount

Income or Expenses (%)

2005

2006

2005

2006

Operating revenues

Telkom

431,855

311,508

7.47

5.40

State-owned banks

88,640

87,406

1.53

1.52

SingTel

7,547

35,538

0.13

0.62

StarHub

10,222

22,240

0.18

0.39

Telkomsel

44,943

6,453

0.780.11

LKBN Antara

8,546

5,511

0.150.11

CSM

4,279

5,010

0.070.09

PSN

1,701

3,299

0.03

0.06

PT Angkasa Pura (Persero)

3,227

2,476

0.050.04

PT Garuda Indonesia

(Persero)

1,825

314

0.03

                  0.00

Others

53,532

6,368

0.93

0.11

Total

656,317

486,123

11.35

8.45

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Percentage to Respective

Amount

Income or Expenses (%)

2005

2006

2005

2006

Operating expenses

Personnel

Key management personnel

70,484

66,240

1.82

1.58

Kopindosat

59,364

65,852

1.54

1.57

Jiwasraya

14,154

10,991

0.37

0.26

Total

144,002

143,083

3.73

3.41

Administration and general

Kopindosat

24,358

24,065

0.63

0.57

Telkom

10,828

8,178

0.270.19

PT Usaha Gedung Bank Dagang

Negara (“UGBDN”)

1,624

2,666

0.040.06

Total

36,810

34,909

0.94

0.82

Compensation to telecommunications

carriers and

service providers

Telkom

199,075

170,745

5.15

4.07

Others

2,146

-

0.06

-

Total

201,221

170,745

5.21

4.07

Leased circuits

Comnet

16,361

17,437

0.420.42

SingTel

10,509

7,811

0.27

0.19

StarHub

3,564

1,307

0.09

0.03

Total

30,434

26,555

0.78

0.64

Other costs of services

Ministry of Communications and Information Technology

254,916

294,322

6.60

7.01

PT Pos Indonesia (Persero)

12,238

-

0.32

-

Others

14,064

1,052

0.36

0.03

Total

281,218

295,374

7.28

7.04

Other income (expenses)

Interest income  - net

State-owned banks

10,176

41,174

1.33

5.53

The following are the significant agreements/transactions with related parties:

a.

State-owned banks

The Companies place a substantial amount of their cash and cash equivalents in various state-owned banks. Interest rates on these placements are comparable to those offered by third-party banks.

The Company also obtained loans from Mandiri and BNI (Note 16).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

b.

Telkom

(1)

a.

Fixed telecommunications services

The Company and Satelindo have an agreement with Telkom, a majority state-owned local telecommunications services company, for the provision of international telecommunications services to the public. The principal matters covered by the agreement are as follows:

•

Telkom provides the local network for customers to make or receive international calls. The Company and Satelindo provide the international network for the customers. The international telecommunications services include international calls, telex, telegram, packet net, TV link, frame net, etc.

•

The Company, Satelindo and Telkom are responsible for their respective telecommunications facilities.

•

Telkom handles customer billing and collection, except for leased circuits and public phones located at the international gateways. The Company and Satelindo pay Telkom 1% of the collections made by Telkom, plus the billing process expenses which are fixed at Rp82 (in full amount) per record of outgoing call, as compensation for billing processing (Note 26).

•

The compensation arrangement for the services provided is based on interconnection tariffs (Note 36) determined by the Ministry of Communications.

On September 23, 2005, the Company and Telkom signed an agreement regarding the interconnection of local, long-distance and international fixed networks.

The principal matters covered by the agreement are as follows:

•

Interconnection between the Company’s and Telkom’s local, long-distance and international fixed networks enables the Company’s fixed telecommunications service subscribers to make or receive calls to or from Telkom’s subscribers or international gateways.

•

The Company’s and Telkom’s international services are accessible and continuously open to each other’s fixed networks.

•

The Company and Telkom are responsible for their respective telecommunications facilities.

•

The compensation arrangement for the services provided is based on interconnection tariffs determined by both parties.

•

Each party handles subscriber billing and collection for the other party’s international calls service used by the other party’s subscribers. Each party has to pay the other party 1% of the collections made by the other party, plus the billing process expenses which are fixed at Rp82 (in full amount) per record of outgoing call as compensation for billing processing.

Receivables from Telkom are settled according to payments received by Telkom from the respective customers. These receivables are non-interest bearing.

Under a cooperation agreement with Telkom, the compensation of Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company’s collected revenues from such services.

The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

b.

Telkom (continued)

(1)

b.

Cellular Services

Satelindo and IM3 also have agreements with Telkom for the interconnection of Satelindo and IM3’s GSM mobile cellular telecommunications network with Telkom’s Public Switched Telephone Network (“PSTN”), enabling Satelindo’s and IM3’s customers  to make outgoing calls to or receive incoming calls from Telkom’s customers. The interconnection tariffs are determined by the Ministry of Communications (Note 36).

Furthermore, on December 1, 2005, the Company and Telkom signed an agreement regarding the interconnection between the Company’s cellular telecommunication network with Telkom’s fixed telecommunication network. Under this agreement, the interconnection between the Company’s cellular telecommunication network and Telkom’s fixed telecommunication network enables the Company’s cellular subscribers to make or receive calls to or from Telkom’s fixed telecommunication subscribers.

(2)

In 1994, Satelindo entered into a Land Transfer Agreement with Telkom for the transfer of Telkom’s rights to use 134,925 square meters of land located at Daan Mogot, West Jakarta, where Satelindo’s earth control station is currently situated. The Land Transfer Agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to US$40,000 less Rp43,220, and could be extended based on mutual agreement. This agreement was subsequently superseded by Land Rental Agreement dated December 6, 2001, generally under the same terms as those of the Land Transfer Agreement.

(3)

In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease transponder to Lintasarta. This agreement has been amended several times, the latest amendment of which is based on the fifth amendment agreement dated May 1, 2006. Transponder lease expense charged to operations amounted to Rp4,125 in 2005 and Rp2,758 in 2006 which is presented as part of “Operating Expenses - Compensation to Telecommunications Carriers and Service Providers”.

The following is a summary of the significant transactions between the Companies and Telkom:

Percentage to Respective

Amount

Income or Expenses (%)

2005

2006

2005

2006

Net operating revenues

431,855

311,508

7.47

              5.40

Operating expenses

199,075

170,745

5.15

4.07

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

c.

Telkomsel

The Company, Satelindo and IM3 have interconnection transactions with Telkomsel, a subsidiary of Telkom, under contractual sharing agreements which provide the following:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with Telkomsel’s GSM mobile cellular telecommunications network to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

•

The Company and Satelindo receive as compensation for the interconnection, a portion of Telkomsel’s revenues from the related services that are made through the Company’s and Satelindo’s  international gateway exchanges.

•

Satelindo and IM3 also have agreements with Telkomsel for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with Telkomsel’s network, enabling Telkomsel’s customers to make calls to or receive calls from Satelindo’s and IM3’s customers.

•

The agreements are renewable annually.

Net interconnection revenues (charges) from Telkomsel for the six months ended June 30, 2005 and 2006 are as follows:

2005

2006

Interconnection revenues

341,708

340,726

Interconnection charges

(318,055

)

(356,577)

Net revenues (charges)

23,653

(15,851)

d.

Jiwasraya

Jiwasraya is a state-owned life insurance company that provides services to the Companies in managing the Companies’ pension plans.

e.

Key Management Personnel

The amounts due from key management personnel represent portions of housing and transportation allowances which were given in advance by the Companies to their employees and transformation incentive (incentive given to employees to encourage them to adapt to the transformation of the business of the Company from fixed line international provider to cellular operator) which are amortized over the average remaining service period of the employees.
The prepaid/unamortized portions of housing and transportation advances and transformation incentives which were given to key management personnel in 2005 and 2006 amounted to Rp19,019 and Rp15,402, respectively, and are presented as part of “Due from Related Parties”. Those given to non-key management personnel amounting to Rp2,794 and Rp3,741 as of
June 30, 2005 and 2006, respectively, are presented as part of “Accounts Receivable - Others” for the current portion, and Rp125,654 and Rp114,188 as of June 30, 2005 and 2006, respectively, as “Long-term Receivables” for the non-current portion.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

f.

Kopindosat

Kopindosat is a cooperative established by the Company’s employees to engage in various activities from which it earns revenues, such as providing housing and car loans and other consumer loans principally to the Company’s employees, as well as car, house and equipment rental and other services principally to the Company.

Kopindosat and certain of its subsidiaries are under the supervision of the Company’s management. The Company also seconded several of its employees on a temporary basis to support Kopindosat and its subsidiaries in conducting their businesses and to provide managerial training for the Company’s employees. In addition, the Company provides Kopindosat and certain of its subsidiaries some office spaces in its buildings for use in their businesses.

As of  June 30, 2005 and 2006, Kopindosat has investments in the following entities:

Equity Interest (%)

2005

2006

PT Persada Alih Daya

-

99.00

PT Puri Perkasa Farmindo

95.00

88.00

Lintasarta

0.66

0.66

IMM

0.50

0.15

PT Duta Sukses Utama

90.00

-

PT Mutiara Data Caraka Lintas

15.00

-

Sisindokom (formerly Sisindosat)

0.53

-

Kopindosat distributes annually to the Company’s employees a portion of its profit earned during the preceding fiscal year. The Company initially makes the distribution (charged to a receivable account) to the employees which is subsequently reimbursed by Kopindosat. The timing of such reimbursement, which has historically occurred within the year of distribution, is subject to negotiations between the Company and Kopindosat. The receivable is non-interest bearing.

g.

PSN

In 1997, Satelindo entered into an operation agreement with PSN, an investee of Telkom, in respect of the Palapa-C satellites. In accordance with the agreement, Satelindo agreed to operate and control the Palapa-C satellites through Satelindo’s Master Control Station (“MCS”) located at Daan Mogot, West Jakarta. Under the agreement, PSN shall pay an annual operation fee of US$323 to Satelindo. The operation fee is payable in quarterly installments.

The agreement was amended in 1999 relating to the de-orbit of one of the satellites.

The management believes that the allowance provided on accounts receivable - trade and others from related parties is adequate to cover possible loss from uncollectible accounts.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

The relationship and nature of account balances/transactions with other related parties are as follows:

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

1.

TVRI

Affiliate

Operating revenues - MIDI

2.

StarHub

Affiliate

Operating revenues -

international calls

3.

SingTel

Affiliate

Operating revenues -

international calls

4.

PT Pos Indonesia (Persero)

Affiliate

Operating revenues - MIDI

5.

Lembaga Kantor Berita

Negara Antara

Affiliate

Operating revenues - MIDI

6.

CSM

Affiliate

Operating revenues - MIDI

7.

Optus

Affiliate

Operating revenues -

international calls

8.

YIMM

Associated company

Interest-bearing loan

9.

PT Industri Telekomunikasi

Indonesia (Persero)

Affiliate

Procurement payable

10.

Ministry of Communications and

Information Technology

Government agency

Operating revenues - MIDI and

concession fee

11.

PT NexWave

Affiliate

Procurement payable

12.

PT Garuda Indonesia (Persero)

Affiliate

Operating revenues - MIDI

13.

PT Angkasa Pura (Persero)

Affiliate

Operating revenues - MIDI

14.

UGBDN

Affiliate

Rent expense

15.

Comnet

Affiliate

Other cost of services - rent of

transmission channel

31.

EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

2005

2006

Numerator for basic earnings per share

786,326

548,751

Dilutive effect of convertible bonds (Note 17)

-

             (6,756

)

Numerator for diluted earnings per share

786,326

541,995

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

31.

EARNINGS PER SHARE (continued)

2005

2006

Denominator - number of shares

Denominator for basic earnings per share

Weighted-average number of shares outstanding

during the period (including effect of exercise of

ESOP Phase I and Phase II)

5,230,709,735

5,380,476,076

Dilutive effect of ESOP Phase II (Note 20)

24,328,237

14,693,700

Denominator for diluted earnings per share

5,255,037,972

5,395,169,776

Basic earnings per share

150.33

101.99

Diluted earnings per share

149.63

100.46

Basic earnings per ADS (50 B shares per ADS)

7,516.40

5,099.45

Diluted earnings per ADS

7,481.60

5,022.95

32.

DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS

At the Company’s Annual Stockholders’ General Meeting held on June 8, 2005, the stockholders resolved to, among others:

a.

Approve the utilization of 2004 net income as follows:

•

Rp16,332 for reserve fund

•

Rp154.23 per share for dividend distribution

•

Remaining amount for reinvestment and working capital.

b.

Pay the dividend on July 15, 2005, except the dividend for the Government which would be paid in accordance with the prevailing laws and regulations.

At the Company’s Annual Stockholders’ General Meeting held on June 29, 2006, the stockholders resolved to, among others:

a.

Approve the utilization of 2005 net income as follows:

•

Rp16,235 for reserve fund

•

Rp149.32 per share for dividend distribution

•

Remaining amount for reinvestment and working capital.

b.

Pay the dividend on August 8, 2006, except the dividend for the Government which will be paid in accordance with the prevailing laws and regulations.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33.

DERIVATIVES

During 2005 and 2006, the Company entered into several swap contracts. Listed below is information related to the contracts and their fair values as of June 30, 2005 and 2006:

                  Fair Value (Rp)

Notional

             2005

2006

Amount

(US$)

Receivable

Payable

ReceivablePayable

Cross Currency Swap:

a. Standard Chartered Bank, Jakarta

Branch (“StandChart”)

25,000

4,084

-

-

4,395

b. Goldman Sachs Capital Market, L.P.,

New York (“GSCM“) (1)

100,000

-

-

--

c.  JPMorgan Chase Bank, Singapore

Branch (“JPMorgan”) (2)

25,000

-

9,657

--

d. Goldman Sachs International (“GSI”)

100,000

17,831

-

-16,420

e. GSI

25,000

-

13,840

-21,028

f.  GSI

75,000

-

-

1,178

-

g. Merrill Lynch Capital Market Bank

Limited (“MLCMB”)

25,000

-

-

-7,450

h. MLCMB

25,000

-

-

-30,169

i.  StandChart

25,000

-

-

-9,754

j.  MLCMB

25,000

-

-

-7,010

k. StandChart

25,000

-

-

6,370

-

l.  StandChart

25,000

-

-

15,507

-

Sub-total

21,915

23,497

23,055

96,226

Interest Rate Swap:

m. Barclays Capital, London

 (“Barclays”)

(3)

50,000

-

-

--

          n.  The Hongkong and Shanghai

 Banking Corporation Limited,

 Jakarta Branch (“HSBC”) (1)

25,000

-

-

--

o.  ABN (1)

50,000

-

-

--

p.  GSCM

25,000

-

-

703

-

Sub-total

-

-

703

-

Total

21,915

23,497

23,758

96,226

(1)

terminated in May 2005

(2)

terminated in October 2005

(3)

terminated in April 2005

The net change in fair value of the swap contracts totalling Rp44,104 and Rp214,461 in 2005 and 2006, respectively, is presented as “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses) in  the  consolidated  statements  of income. “Derivative assets” presented under current assets amounted to Rp21,915 and Rp23,758 as of June 30, 2005 and 2006. “Derivative liabilities” presented under current liabilities amounted to Rp23,497 and Rp96,226 as of June 30, 2005 and 2006, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33.

DERIVATIVES (continued)

The following are the details of the swap contracts:

Cross Currency Swap Contracts

a.

On April 23, 2004, the Company entered into a cross currency swap contract with StandChart. Based on the contract, the Company will swap at the termination date on November 5, 2008, a total of Rp214,625 for US$25,000. The contract provides for the Company to make semi-annual payments, every May 5 and November 5, up to the termination date, at 6-month U.S. dollar LIBOR plus 2.60% per annum. Total swap cost amounting to Rp5,995 and Rp7,721 in 2005 and 2006, respectively, is presented as part of  “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

b.

On August 9, 2004, the Company entered into a new cross currency swap contract with GSCM to roll over the outstanding balance under its 3 previous cross currency swap contracts with GSCM. Based on the contract, the Company would swap at termination date on November 5, 2010, a total of Rp840,650 for US$100,000. The contract provided for the Company to make semi-annual payments, every May 5 and November 5, up to termination date, at 6-month U.S. dollar LIBOR plus 2.62% per annum. Total swap cost amounting to Rp29,142 in 2005 is presented as part of  “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

On May 13, 2005, the Company terminated its cross currency swap contract with GSCM. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$11,750 (equivalent to Rp111,508). The payment was made on May 16, 2005.

c.

On November 5, 2004, the Company entered into a cross currency swap contract with JPMorgan. Based on the contract:

•

If the spot rate at termination date is less than Rp14,000 to US$1 (in full amounts), the Company will swap at the termination date on November 5, 2010, a total of Rp225,000 for US$25,000.

•

If the spot rate at termination date is higher than Rp14,000 to US$1 (in full amounts), the Company will swap at the termination date on November 5, 2010, a certain rupiah amount [i.e., equivalent to US$25,000 multiplied by exchange rate of Rp9,000 (in full amount) plus the excess of actual spot rate over Rp14,000 (in full amount)] for US$25,000.

The contract provided for the Company to make semi-annual payments every May 5 and November 5 up to termination date at the fixed rate of 5% of Rp225,000 per annum. Total swap cost amounting to Rp5,687 in 2005 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

The contract provided early termination option for JPMorgan and the Company on
November 5, 2008 or November 5, 2009.

On October 28, 2005, the Company terminated its cross currency swap contract with JPMorgan. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$380 (equivalent to Rp3,792), which was made on November 1, 2005.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33.

DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

d.

On May 13, 2005, the Company entered into a cross currency swap contract with GSI. Based on the contract which is effective starting May 5, 2005, the Company will swap at termination date on November 5, 2010, a total of Rp832,250 for US$100,000. Based on the contract, the Company will make semi-annual payments every May 5 and November 5 up to termination date, at (i) fixed rate of 6.96% for US$50,000 and at (ii) 6-month U.S. dollar LIBOR plus 2.62% per annum for US$50,000 and will receive (i) semi-annual payments in the amount of 6-month U.S. dollar LIBOR per annum multiplied by US$11,750 during the period May 13, 2005 through May 13, 2008 and
(ii) the amount of US$11,750 on May 13, 2008. Total swap cost amounting to Rp29,817 in 2006 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

e.

On May 13, 2005, the Company entered into a cross currency swap contract with GSI which is effective starting May 5, 2005. Based on the contract, the Company will swap at termination date on November 5, 2010, a total of Rp245,000 for US$25,000. The contract provides for the Company to make semi-annual payments every May 5 and November 5 up to termination date, at the fixed rate of 4.30% of US$25,000 per annum. Total swap cost amounting to Rp4,656 in 2006 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

f.

On August 22, 2005, the Company entered into a cross currency swap contract with GSI which is effective starting June 22, 2005. Based on the contract, the Company will swap at termination date on June 22, 2012, a certain rupiah amount equivalent to US$75,000 multiplied by certain predetermined exchange rate for US$75,000.The contract provides for the Company to make semi-annual payments every June 22 and   December 22 up to termination date at the fixed rate of 3.28% of US$75,000 per annum. Total swap cost amounting to Rp11,622 in 2006 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

g.

On September 20, 2005, the Company entered into a cross currency swap contract with MLCMB which is effective starting September 22, 2005. Based on the contract, the Company will receive, at termination date on June 22, 2012, the following:

•

If the rupiah/US$ spot rate at termination date is less than Rp9,500 to US$1 (in full amounts), the Company will receive zero amount from MLCMB.

•

If the rupiah/US$ spot rate at termination date is greater than Rp9,500, but less than or equal to Rp14,000 to US$1 (in full amounts), the Company will receive a certain U.S. dollar amount which equals to US$25,000 multiplied by (1 -  Rp9,500/rupiah/US$ spot rate) (in full amount).

•

If the rupiah/US$ spot rate at termination date is greater than Rp14,000 to US$1 (in full amounts), the Company will receive a certain US$ amount which equals to US$25,000 multiplied by (Rp14,000 - Rp9,500)/rupiah/US$ spot rate (in full amounts).

The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to termination date at the fixed rate of 2.99% of US$25,000 per annum. Total swap cost amounting to Rp3,493 in 2006 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

b.

On November 16, 2005, the Company entered into a cross currency swap contract with MLCMB which is effective starting November 18, 2005. Based on the contract, the Company will swap at  the termination date on June 22, 2012, a total of Rp245,000 for US$25,000. The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to termination date at the fixed rate of 5.50% of US$25,000 per annum. Total swap cost amounting to Rp6,425 in 2006 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33.

DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

c.

On January 11, 2006, the Company entered into a cross currency swap contract with StandChart which is effective starting January 13, 2006. Based on the contract, the Company will swap at termination date on June 22, 2012, a total of Rp236,250 for US$25,000. The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to and including termination date at the fixed rate of 4.78% of US$25,000 per annum. Total swap cost amounting to Rp5,304 in 2006 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

d.

On March 1, 2006, the Company entered into a cross currency swap contract with MLCMB which is effective starting March 3, 2006. Based on the contract, the Company will swap at the termination date on June 22, 2012, a total of Rp229,975 for US$25,000. The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to termination date at the fixed rate of 4.15% of US$25,000 per annum. Total swap cost amounting to Rp4,578 in 2006 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

e.

On March 15, 2006, the Company entered into a cross currency swap contract with StandChart which is effective starting March 17, 2006. Based on the contract, the Company will swap at termination date on June 22, 2012, a total of Rp228,550 for US$25,000. The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to and including termination date at the fixed rate of 3.75% of US$25,000 per annum. Total swap cost amounting to Rp2,361 in 2006 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

f.

On May 12, 2006, the Company entered into a cross currency swap contract with StandChart which is effective starting May 12, 2006. Based on the contract, the Company will swap at termination date on June 22, 2012, a total of Rp217,500 for US$25,000. The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to and including termination date at the fixed rate of 3.45% of US$25,000 per annum. Total swap cost amounting to Rp918 in 2006 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

All cross-currency swap contracts with GSI (Notes 33d, 33e and 33f) are structured to include credit-linkage with the Company as the reference entity and with the Company’s (i) bankruptcy, (ii) failure to pay on certain debt obligations or (iii) restructuring of certain debt obligations as the relevant Credit Events. Upon the occurrence of any of these Credit Events, the Company’s obligations and those of GSI under these swap contracts will terminate without any further payments or settlements being made by or owed to either party, including a payment by either party of any marked-to-market value of the swap contracts.

Interest Rate Swap Contracts

g.

On February 10, 2004, the Company and Barclays entered into an interest swap contract with a notional amount of US$50,000. Based on the contract, the Company agreed to pay at floating rate, in semi-annual intervals, every May 5 and November 5 up to the termination date on November 5, 2010, 6-month U.S. dollar LIBOR plus 0.45% (subsequently changed to 1.33%*), in exchange for 7.75% per annum, times the actual number of days in which the 6-month U.S. dollar LIBOR was to be located in the pre-determined annual (subsequently changed to semi-annual*) range. The range was to be pre-determined annually (subsequently changed to semi-annually*) up to 2010 and would take effect on May 5 (subsequently changed to May 5 and November 5*) of each year.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33.

DERIVATIVES (continued)

Interest Rate Swap Contracts (continued)

The contract provided early termination option for Barclays, every May 5 and November 5, commencing on May 5, 2006 up to termination date.

On April 15, 2005, the Company terminated its interest rate swap contract with Barclays. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$3,880 (equivalent to Rp37,124). The payment was made on April 21, 2005.

* effective on September 15, 2004

h.

On May 7, 2004, the Company and HSBC entered into an interest swap contract with a notional amount of US$25,000. Based on the contract, the Company agreed to pay at floating rate, in annual intervals, every November 5 up to the termination date on November 5, 2006, 12-month U.S. dollar LIBOR plus 3.50% in exchange for 7.75% per annum. The swap income arising from this transaction amounting to Rp9,174 in 2005 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

On May 12, 2005, the Company terminated its interest rate swap contract with HSBC. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$1,060 (equivalent to Rp10,065). The payment was made on May 13, 2005.

i.

On January 20, 2005, the Company entered into an interest rate swap contract with ABN with a notional amount of US$50,000. Based on the contract which was effective starting May 5, 2005, the existing interest rate swap contracts and all related cash flows were cancelled effective January 20, 2005 and the fair value of the existing interest rate swap contracts as of
January 20, 2005 was transferred into the new interest rate swap contract. Based on the contract, the Company agreed to pay at floating rate, in semi-annual intervals, on November 5, 2005 and thereafter every May 5 and November 5 up to the termination date on November 5, 2008,
6-month U.S. dollar LIBOR plus 3.15% in exchange for 7.75% per annum times the actual number of days in which the 6-month U.S.dollar LIBOR was located in the pre-determined ranges up to the termination date.

On May 12, 2005, the Company terminated its interest rate swap contract with ABN. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$2,685 (equivalent to Rp25,494). The payment was made on May 13, 2005.

j.

On March 15, 2006, the Company entered into an interest swap contract with GSCM with a notional amount of US$25,000. Based on the contract which is effective starting
December 22, 2005, the Company agreed to pay at the fixed rate of 4.90% of US$25,000 per annum, in quarterly intervals, every March 22, June 22, September 22 and December 22 up to the termination date on June 22, 2012, in exchange for 7.125% per annum times certain index located in the pre-determined quarter range up to 2012. The swap income arising from this transaction amounting to Rp2,583 in 2006, is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under  Other Income (Expenses).

34.

COMMITMENTS AND CONTINGENCIES

a.

As of June 30, 2006, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement and installation of property and equipment amounting to US$164,354, EUR408,855 (in full amount, equivalent to US$520) and Rp970,191 (Note 41c).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

34.

COMMITMENTS AND CONTINGENCIES (continued)

The significant commitments on capital expenditures are as follows:

•

The Company has issued several Purchase Orders (“POs”) for the provision of equipment and services in the installation of BSS Roll-out 2006 to the following major vendors:

 Vendor

Area Covered

Total PO Amount

Nokia Corporation and

     PT Nokia Network

Java and Bali

US$35,105 and Rp63,178

Ericsson AB and

     PT Ericsson Indonesia

Jabotabek

US$19,115

Siemens AG and

     PT Siemens Indonesia

Sumatra and Nusa Tenggara

US$324 and Rp143,986

PT Alcatel Indonesia

Kalimantan

Rp73,850

•

On July 28, 2005, the Company entered into Supply and Installation Agreements of PDH and SDH Microwave Radio Equipment for West Java, Central Java, Bali and Nusa Tenggara Islands  with PT Alcatel Indonesia, Alcatel CIT, and Alcatel Italy (“Alcatel”), whereby Alcatel agreed to provide equipment and services in the installation of Cellular Transmission (PDH and SDH Microwave Radio). These agreements were amended on May 31, 2006. The total contract prices, as amended, under these agreements amounted to US$14,669 and Rp98,494.

As of June 30, 2006, the Company has issued several POs, which relate to the purchase commitments under these agreements. The POs that have not been served amounted to US$3,732 and Rp43,188 as of June 30, 2006.

•

On July 4, 2005, the Company entered into Supply and Installation of Base Station Subsystem (“BSS”) Back-up Plan and BSS Network Tender 2005 Agreements with Siemens AG (“Siemens”), whereby Siemens agreed to provide equipment and services in the installation of BSS Back-up Plan and BSS Network Tender 2005 for total contract amounts of US$18,086 and Rp133,895, respectively.

As of June 30, 2006, the Company has issued several POs which relate to the purchase commitments under these agreements. The POs that have not been served amounted to Rp10,870 as of June 30, 2006.

•

On July 1, 2005, the Company entered into 2005 - 2008 BSS Expansion Agreement with        PT Nokia Networks (“Nokia”), whereby Nokia agreed to provide equipment and services in the installation of BSS for total contract amounts of US$76,282 and Rp175,608.

As of June 30, 2006, the Company has issued several POs which relate to the purchase commitment under this agreement. The POs that have not been served amounted to US$1,216 and Rp5,863 as of June 30, 2006.

•

On July 1, 2005, the Company entered into 2005 BSS Roll-out Agreement for Sulawesi, Maluku and Papua with Huawei Tech Investment Co. Ltd. and PT Huawei Tech Investment (“Huawei”), whereby Huawei agreed to provide equipment and services for the installation of BSS. This agreement was amended on June 30, 2006. The total contract prices, as amended, under this agreement amounted to US$9,264 and Rp59,390.

As of June 30, 2006, the Company has issued several POs which relate to the purchase commitment under this agreement. The POs that have not been served amounted to US$2,653 and Rp31,209 as of June 30, 2006.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

34.

COMMITMENTS AND CONTINGENCIES (continued)

•

On March 15, 2005, the Company entered into Supply and Installation of BSS, MSC and IN Expansion Agreements with Ericsson, whereby Ericsson agreed to provide equipment and services in the installation of BSS, MSC and IN. These agreements have been amended from time to time, the latest amendment of which was made on February 13, 2006. The total contract prices, as amended, under these agreements amounted to US$64,335 and Rp93,982.

As of June 30, 2006, the Company has issued several POs which relate to the purchase commitments under these agreements. The POs that have not been served amounted to US$11,989 and Rp61,679 as of June 30, 2006.

b.

On May 31, 2000, Lintasarta obtained Standby L/C and Bank Guarantee facilities from Niaga. The facilities consist of the following:

•

Standby L/C facility amounting to US$5,000 for the importation of electronic and telecommunication equipment and amounting to US$100 for the payment to Lintasarta’s supplier. On August 6, 2003, the facility was rolled over until August 6, 2004 but the facility amount was reduced to US$1,000. The facility has been rolled over until August 6, 2006.
As of June 30, 2006, Lintasarta has not used this facility.

•

Bank guarantee facility amounting to US$3,000. On August 6, 2003, this facility was rolled over until August 6, 2004 but the facility amount was reduced to US$500. The facility has been rolled over until August 6, 2006. As of June 30, 2006, no drawdowns have been made from the reduced facility.

c.

On July 20, 2005, the Company obtained facilities from HSBC to fund the Company’s short-term working capital needs. The facilities consist of the following:

•

Overdraft facility amounting to US$2,000 (including overdraft facility denominated in rupiah amounting to Rp16,000). Interest will be charged on daily balances at 3.75% per annum and 6% per annum below the HSBC Best Lending Rate for the loan denominated in rupiah and U.S. dollar, respectively. Interest is payable on a monthly basis by debiting the Company’s current account.

•

Revolving loan facility amounting to US$5,000 (including revolving loan denominated in rupiah amounting to Rp40,000). The loan matures at the maximum period of six months and can be drawn in tranches with minimum amounts of US$500. Interest will be charged on daily balances at 3% per annum and 6.3% per annum below the HSBC Term Lending Rate for the loan denominated in rupiah and U.S. dollar, respectively. Interest is payable on a monthly basis by debiting the Company’s current account.

Based on the loan/overdraft facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The Company also obtained treasury facilities from HSBC as follows:

•

Currency swap limit (weighted) amounting to US$7,000 to facilitate the Company’s requirement for hedging genuine foreign currency and international rate exposure through currency swap and/or interest rate swap, with a maximum maturity of 5 years.

•

Exposure risk limit (weighted) amounting to US$3,000 to facilitate the Company’s requirement for hedging genuine foreign currency exposures through spot and forward transactions with maximum maturity of 3 months.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

34.

COMMITMENTS AND CONTINGENCIES (continued)

The facilities expired on February 28, 2006 and were extended for 12 months.

As of June 30, 2006, the Company has not used these facilities.

d.

On August 25, 2005, the Company obtained facilities from Deutsche Bank AG, Jakarta Branch to finance the Company’s general working capital. The facilities consist of the following:

•

Loan facility amounting to Rp25,000, which can be drawn as advances with a minimum amount of Rp100 for each advance. Each advance will mature at the maximum period of six months and bears interest as follows:

-

The interest on each advance with maturity of three months or less shall be payable at 1.7% per annum over Certificates of Bank Indonesia rates.

-

The interest on each advance with maturities of over three months but less than six months shall be payable at 2.5% per annum over three-month Certificates of Bank Indonesia rates.

Based on the loan facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

•

Bank guarantee facility amounting to US$2,000. The loan from the facility matures at the maximum period of one year. The Company is required to pledge its cash deposit/cash margin/current account in Deutsche Bank AG, Jakarta Branch for the issuance of bank guarantee.

The facilities expired on November 30, 2005 and were extended for 12 months. The facilities shall be automatically extended for further 12-month periods upon expiration, unless early notification of non-extension is made in writing.

As of June 30, 2006, the Company has not used these facilities.

e.

In 1994 and 1998, the Company was appointed as a Financial Administrator (“FA”) and Central Billing Party (“CBP”), respectively, by a consortium which was established to build and sell/lease Asia Pacific Cable Network (“APCN”) submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collected and distributed funds from the sale of APCN’s IRU and Defined Underwritten Capacity (“DUC”) and Occasional Commercial Use (“OCU”) service, while as a CBP, the Company managed funds from the members  of the consortium for upgrading the APCN cable.

The funds received from the sale of IRU and DUC, OCU services and funds received for upgrading the APCN cable did not belong to the Company and, therefore, were not recorded in the Company’s books. However, the Company managed these funds in separate accounts. Subsequently, on April 25, 2005, the Company was discharged as the CBP.

As of June 30, 2006, the balance of the funds which are under the Company’s custody (including interest earned) amounted to US$22,292. Besides receiving their share of the funds from the sale of IRU, the members of the consortium also received their share of the interest earned by the above funds.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

34.

COMMITMENTS AND CONTINGENCIES (continued)

f.

Based on letters No. S-5341/LK/2002 and No. S-5327/LK/2002, both dated December 4, 2002, of the Ministry of Finance (“MOF”) of the Republic of Indonesia, the Company was fined 2% interest per month as penalty (for a maximum period of 24 months) for the late payment of the Government’s dividends. The Company paid the dividends in accordance with the payment schedule approved in its Stockholders’ Annual General Meeting.

The penalties amounted to Rp20,633 and Rp38,096 for the dividends from the Company’s net income in 1999 and 2000, respectively. In its letter No. 002/GUI/KU.300/03 dated January 6, 2003, the Company requested the MOF to reconsider its decision to impose the penalties.

On December 1, 2003, the MOF through its letter No. S-6287/LK/2003, refused to reconsider its decision. Based on the letter, the penalty for the dividend from the Company’s net income in 2000 has been increased from Rp38,096 to Rp42,902.

Based on letter No. S-20/MBU.S/2004 dated January 28, 2004 of the Ministry of State-owned Enterprises of the Republic of Indonesia, the Ministry requested the MOF to reconsider its decision to penalize the Company for the late payment of dividends to the Government.

On February 5, 2004, the MOF, in its letter No. S-498/LK/2004, reminded the Company to settle the penalties.

In response to letter No. S-20/MBU.S/2004 dated January 28, 2004 from the Ministry of
State-owned Enterprises (see above), the MOF through its letter No.  S-126/MK.6/2004 dated March 15, 2004 stated that the request of the Ministry of State-owned Enterprises to release the Company from the penalty on late payment of dividends was difficult to consider as there was no regulation for the release of the penalty on the late payments of dividends.

On June 15, 2005, the MOF, in its letter No. S-1680/AP/2005, reconfirmed the Company’s penalties amounting to Rp63,535 and requested the Company to immediately settle the penalties.

As of June 30, 2006, the Company has not accrued the penalties because, in the opinion of its legal counsels, the Company has assurance that it may not be liable to pay them.

In the Company’s Stockholders’ Annual General Meeting held on June 29, 2006, the representative of the Government expressed its concern over, and urged the Company to pay, the penalties. In the light of this new development, the Company is re-assessing its options to resolve this issue with the Government as soon as practicable.

35.

TARIFF SYSTEM

a.

International telecommunications services

The service rates (“tariffs”) for overseas exchange carriers are set based on the international telecommunications regulations established by the International Telecommunications Union (“ITU”). These regulations require the international telecommunications administrations to establish and revise, under mutual agreement, accounting rates to be applied among them, taking into account the cost of providing specific telecommunications services and relevant recommendations from the Consultative Committee on International Telegraph and Telephone (“CCITT”). The rates are divided into terminal shares payable to the administrations of terminal countries and, where appropriate, into transit shares payable to the administrations of transit countries.

The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, shall be the Special Drawing Right (“SDR”) or the Gold Franc which is equivalent to 1/3.061 SDR. Each administration shall, subject to applicable national law, establish the charges to be collected from its customers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

35.

TARIFF SYSTEM (continued)

a.

International telecommunications services (continued)

The tariffs billed to domestic subscribers for international calls originating in Indonesia, also known as collection rates, are established in a decision letter of the Ministry of Communications, which rates are generally higher than the accounting rates. During the period 1996 to 1998, the Ministry of Communications made tariff changes effective January 1, 1997, March 15, 1998 and November 15, 1998.

b.

Cellular services

Tariffs for cellular providers are set on the basis of Regulation No. KM.27/PR.301/MPPT-98 dated February 23, 1998 of the Ministry of Tourism, Posts and Telecommunications (subsequently renamed “Ministry of Communications” and most recently as “Ministry of Communications and Information Technology”). Under this regulation, the cellular tariffs consist of the following:

•

Connection fee

•

Monthly charges

•

Usage charges.

The maximum tariff for connection fee is Rp200,000 (in full amount) per new connection number. The maximum tariff for monthly charges is Rp65,000 (in full amount). Usage charges consist of the following:

1.

Airtime

The maximum airtime tariff charged to the originating cellular subscriber is Rp325 (in full amount) per minute. The details of the tariff system are as follows:

a.

Cellular to cellular

: 2 times airtime rate

b.

Cellular to PSTN

: 1 time airtime rate

c.

PSTN to cellular

: 1 time airtime rate

d.

Card phone to cellular

: 1 time airtime rate plus 41% surcharge

2.

Usage

a.

Usage tariff charged to a cellular subscriber who makes a call to another subscriber using PSTN network is similar to the usage tariff of PSTN, which is applied on a time differentiation basis. For the use of local PSTN network, the tariff is computed at 50% of the prevailing local PSTN tariff.

b.

Long-distance usage tariff between two different service areas without using PSTN network is similar to the prevailing tariff on domestic long-distance call (“SLJJ”) for a PSTN subscriber.

The maximum tariff for active roaming is Rp1,000 (in full amount) per call and is charged to in-roaming cellular subscriber who makes a call.

Tariffs for prepaid customers are also regulated by the Ministry of Communications in its Decree No. KM.79 Year 1998 dated December 14, 1998, and are typically higher than tariffs for post-paid subscribers. Cellular operators are allowed to set their own tariffs. However, the maximum usage tariffs for prepaid customers may not exceed 140% of peak time tariffs for post-paid subscribers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

35.

TARIFF SYSTEM (continued)

b.

Cellular services (continued)

Regulation No. KM.27/PR.301/MPPT-98 dated February 23, 1998 and Decree No. KM.79 Year 1998 of the Ministry of Tourism, Posts and Telecommunications (subsequently renamed “Ministry of Communications” and most recently as “Ministry of Communications and Information Technology”) were subsequently superseded by Regulation No. 12/Per/M.KOMINFO/02/2006 dated February 28, 2006 of the Ministry of Communications and Information Technology regarding basic telephony tariff for cellular mobile network service.

As of June 30, 2006, the Company has not yet applied such regulation since it is still waiting for further guidance on the basis of the tariff computation.

c.

Fixed telecommunications services

In February 2006, the Ministry of Communications and Information Technology released Regulation No. 09/Per/M.KOMINFO/02/2006 regarding basic telephony tariff for fixed network service.

As of June 30, 2006, the Company has not yet applied such regulation since it is still waiting for further guidance on the basis of the tariff computation.

36.

INTERCONNECTION TARIFFS

Interconnection tariffs among domestic telecommunications operators are regulated by the Ministry of Communications through its decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994. The decree was updated several times with the latest update being decree No. KM.37 Year 1999 dated June 11, 1999. This decree, along with decree No. KM.46/PR.301/MPPT-98 dated February 27, 1998, prescribed interconnection tariff structures between mobile cellular telecommunications network and PSTN, mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN, and between two domestic PSTNs.

Based on the decree of the Ministry of Communications, the interconnection tariff arrangements are as follows:

1.

Structure of Interconnection Tariff

a.

Between international and domestic PSTN

Based on decision letter No. KM.37 Year 1999 dated June 11, 1999 of the Ministry of Communications, the interconnection tariffs are as follows:

Tariff

Basis

Access charge

Rp850 per call

Number of successful outgoing

and incoming calls

Usage charge

Rp550 per paid minute

Duration of successful outgoing

and incoming calls

USO

Rp750 per call

Number of successful outgoing

and incoming calls

For a ten-year period effective January 1, 1995, the Company (Indosat only, not including Satelindo) was originally exempted from the obligation to pay USO to Telkom.

Based on a letter from the Ministry of Communications, the access and usage charges to be paid by an international telecommunications carrier to a domestic carrier for the next ten years up to 2004 are not to exceed 25% of the international telecommunications carrier’s international telecommunications revenue.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

36.

INTERCONNECTION TARIFFS (continued)

1.

Structure of Interconnection Tariff (continued)

a.

Between international and domestic PSTN (continued)

Based on regulation No. 28 year 2005 dated July 5, 2005 of the Government of the Republic of Indonesia, the USO tariff has been changed from Rp750 per successful international outgoing or incoming call to 0.75% of annual gross revenues. Based on the decision letter of the Ministry of Communications and Information Technology, bad debts and compensation to other telecommunication carriers can be deducted in computing annual gross revenues. The Company applied the new tariff starting January 1, 2005 (Note 27).

b.

Between domestic PSTN and another domestic PSTN

Interconnection charges for domestic telecommunication traffic (local and long-distance) between a domestic PSTN and another domestic PSTN are based on agreements made by those domestic PSTN telecommunication carriers.

c.

Between cellular telecommunications network and domestic PSTN

Based on the Ministry of Tourism, Posts and Telecommunications Decree
No. KM.46/PR.301/MPPT-98 (“Decree No. 46”) dated February 27, 1998 which became effective starting April 1, 1998, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to a PSTN subscriber, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.
For local calls from the PSTN to a cellular subscriber, the cellular operator receives the airtime charged by the PSTN operator to its subscribers.

(2)

SLJJ

For SLJJ which originates from the PSTN to a cellular subscriber, the cellular operator receives a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the prevailing SLJJ tariff plus the airtime charges in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff plus the airtime charges in cases where the entire long-distance portion is carried by the cellular operator.

For SLJJ which originates from a cellular telecommunications network to a PSTN subscriber, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff in cases where the entire long-distance portion is carried by the cellular operator.

d.

Between cellular telecommunications network and another cellular telecommunications network

Based on Decree No. 46, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to another, the “origin” cellular operator pays the airtime to the “destination” cellular operator. If the call is carried by a PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

36.

INTERCONNECTION TARIFFS (continued)

1.

Structure of Interconnection Tariff (continued)

d.

Between cellular telecommunications network and another cellular telecommunications network (continued)

(2)

SLJJ

For SLJJ which originates from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 85% of the tariff in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, and to 100% if the call is delivered to the same cellular operator.

e.

Between international PSTN and cellular telecommunications network

Starting from 1998, the interconnection tariff for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariff applied to traffic made through domestic PSTN as mentioned in “a” above. However, up to June 30, 2006, as agreed mutually with the cellular telecommunications operators, the Company (including Satelindo until it was merged - Note 1e) still applied the original contractual sharing agreements regarding the interconnection tariffs (Note 37).

f.

Between international gateway exchanges

Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

2.

Revenue Sharing

Revenue from access and usage charges from international telecommunications traffic with telecommunications networks owned by more than one domestic telecommunications carrier which is not regulated by this decree, is to be proportionally shared with each carrier, which proportion is to be bilaterally arranged between the carriers.

KM.37 Year 1999 and Decree No. 46 were subsequently superseded by Decree No.32 Year 2004 of the Ministry of Communications which provides cost-based interconnection to replace the current revenue-sharing arrangement. Under the decree, the operator of the network on which calls terminate will determine the interconnection charge to be received by it based on a formula to be mandated by the government, which will be intended to have the effect of requiring that operators charge for calls based on the cost of carrying such calls.

The effective date of this decree, which was originally set to start on January 1, 2005, was subsequently postponed until January 1, 2007 based on Regulation No. 08/Per/ M. KOMINFO/02/2006 dated February 8, 2006 of the Ministry of Communications and Information Technology.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

37.

INTERCONNECTION AGREEMENTS WITH OTHER CELLULAR TELECOMMUNICATIONS OPERATORS

The Company, Satelindo and IM3 have interconnection agreements with each of PT Excelcomindo Pratama or “Excelcom” and Komselindo (for the interconnection agreement with Telkomsel, see Note 30). The principal matters covered by the agreements are as follows:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with mobile cellular telecommunication operators’ networks to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

•

The Company and Satelindo receive, as compensation for the interconnection, a portion of the cellular telecommunications operators’ revenues from the related services that are made through the Company’s and Satelindo’s international gateway exchanges.

•

Satelindo and IM3 also have an agreement with the above operators for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with the above operators’ network, enabling the above operators’ customers to make calls/send short message services (“SMS”) to or receive calls/SMS from Satelindo’s and IM3’s customers.

•

The agreements are renewable annually.

As of June 30, 2006, the latest agreement with Komselindo was signed on July 6, 2004, while the latest agreement with Excelcom was signed on May 12, 2003. The Company (including Satelindo and IM3 until they were merged - Note 1e) and the above operators still continue their business under the agreements by applying the original compensation formula.

Net interconnection charges (revenues) from the operators are as follows:

2005

2006

Excelcom

18,961

20,857

Komselindo

(1,211

)

(735)

Net charges

17,750

20,122

38.

ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The Companies’ monetary assets and liabilities denominated in various foreign currencies as of      June 30, 2006 (converted to equivalent U.S. dollar if currency is other than U.S. dollar) are as follows:

Amount in

Equivalent

U.S. Dollar

Rupiah *

Assets:

Cash and cash equivalents

209,803

1,951,169

Accounts receivable

Trade

114,430

1,064,197

Others

546

5,078

Derivative assets

2,555

23,758

Other current assets

1,979

18,403

Due from related parties

584

5,433

Non-current assets - others

1,235

11,490

Total assets

331,132

3,079,528

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

38.

ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

Amount in

Equivalent

U.S. Dollar

Rupiah *

Liabilities:

Accounts payable - trade

9,712

90,322

Procurement payable

207,496

1,929,713

Accrued expenses

25,669

238,722

Deposits from customers

2,058

19,136

Derivative liabilities

10,347

96,226

Other current liabilities

122

1,132

Loans payable (including current maturities)

38,000

353,400

Bonds payable

550,000

5,115,000

Total liabilities

843,404

7,843,651

Net liabilities position

512,272

4,764,123

*

translated using the average of the buying and selling rates prevailing at balance sheet date as published by Bank Indonesia

39.

SEGMENT INFORMATION

The Companies manage and evaluate their operations in three major reportable segments: cellular, fixed telecommunication and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Companies operate in one geographical area only, so no geographical information on segments is presented.

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total costs incurred during the period to acquire segment assets that are expected to be used for more than one year.

Consolidated information by industry segment follows:

Major Segments

Fixed

Segment

Cellular

Telecommunications

MIDI

Total

2005

Operating revenues

Revenues from external customers

4,312,363

648,258

820,065

5,780,686

Inter-segment revenues

(58,698

)

58,698

118,370118,370

Total operating revenues

4,253,665

706,956

938,4355,899,056

Inter-segment revenues elimination

(118,370

)

Operating revenues - net

5,780,686

Income

Operating income

1,371,019

344,027

201,344

1,916,390

Interest income

79,488

Equity in net income of associated companies

67

Loss on change in fair value of derivatives - net

(44,104)

Loss on foreign exchange - net

(119,308

)

Amortization of goodwill

(113,174

)

Income tax expense

(347,731)

Financing cost

(595,385)

Loss on sale of other long-term investment

(1,046)

Others - net

28,826

Income before Minority Interest in Net Income

of Subsidiaries

804,023

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

39.

SEGMENT INFORMATION (continued)

Major Segments

Fixed

Segment

Cellular

Telecommunications

MIDI

Total

2005 (continued)

Other Information

Segment assets

26,112,998

1,174,760

3,168,360

30,456,118

Unallocated assets

8,047,395

Inter-segment assets elimination

(6,250,749

)

Assets - net

32,252,764

Liabilities segment

19,796,465

933,067

1,030,11321,759,645

Unallocated liabilities

2,479,127

Inter-segment liabilities elimination

(5,409,739

)

Liabilities – net

18,829,033

Capital expenditure

2,953,784

162,414

304,453

3,420,651

Depreciation and amortization

1,148,014

115,011

214,270

1,477,295

Major Segments

Fixed

Segment

Cellular

Telecommunications

MIDI

Total

2006

Operating revenues

Revenues from external customers

4,290,844

548,936

927,331

5,767,111

Inter-segment revenues

(110,117

)

110,117

157,319

157,319

Total operating revenues

4,180,727

659,053

1,084,650

5,924,430

Inter-segment revenues elimination

(157,319

)

Operating revenues - net

5,767,111

Income

Operating income

995,481

328,056

244,247

1,567,784

Gain on foreign exchange - net

141,877

Interest income

119,323

Financing cost

(644,352

)

Income tax expense

(253,864

)

Loss on change in fair value  of derivatives - net

(214,461

)

Amortization of goodwill

(113,253

)

Equity in net loss of associated company

(99)

Others - net

(33,658

)

Income before Minority Interest in Net Income

of Subsidiaries

569,297

Other Information

Segment assets

29,669,361

1,128,336

3,617,074

34,414,771

Unallocated assets

5,209.025

Inter-segment assets elimination

(6,256,277

)

Assets - net

33,367,519

Segment liabilities

19,521,620

631,452

1,014,763

21,167,835

Unallocated liabilities

3,201,470

Inter-segment liabilities elimination

(5,411,263

)

Liabilities – net

18,958,042

Capital expenditure

3,048,885

134,683

269,663

3,453,231

Depreciation and amortization

1,409,101

90,710

238,548

1,738,359

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

40.

ECONOMIC CONDITIONS

The operations of the Companies have been affected and may continue to be affected for the foreseeable future by the economic conditions in Indonesia that may contribute to volatility in currency values and negatively impact economic growth. Economic improvements and sustained recovery are dependent upon several factors such as fiscal and monetary actions being undertaken by the Government and others, actions that are beyond the control of the Companies.

41.

SUBSEQUENT EVENTS

a.

On July 18, 2006, the Company and Goldman Sachs Capital Markets, L.P. (“GSCM”) entered into an interest swap contract with a notional amount of US$25,000. Based on the contract, the Company agreed to pay semi-annually, every June 22 and December 22 starting December 22, 2006 up to the termination date on June 22, 2012 at a fixed rate of 5.90%, in exchange for 7.125% per annum, times certain index located in the pre-determined semi-annual range up to 2012.

The contract provides early termination option for GSCM starting on June 22, 2007 and semi-annually thereafter with five (5) New York business days prior notice.

b.

On August 2, 2006, the Company paid the first installment amounting to Rp5,779 of its capital contribution in SMT, a subsidiary (Note 1d).

c.

As of August 2, 2006, the average buying and selling rate of bank notes published by Bank Indonesia is Rp9,100 to US$1 (in full amounts), while as of June 30, 2006, the average buying and selling rate was Rp9,300 to US$1 (in full amounts). Using the exchange rate as of August 2, 2006, the Companies earned foreign exchange gain amounting to approximately Rp102,454 on the foreign currency liabilities, net of foreign currency assets, as of June 30, 2006 (Note 38).

The translation of the foreign currency liabilities, net of foreign currency assets, should not be construed as a representation that these foreign currency liabilities and assets have been, could have been, or could in the future be, converted into rupiah at the rate as of August 2, 2006 or at any other rate of exchange, and could result in the above-mentioned foreign exchange gain.

The commitments for the capital expenditures and operating leases denominated in foreign currencies as of June 30, 2006 as disclosed in Note 34a are approximately Rp1,500,353, if translated at the rate as of August 2, 2006.

d.

Up to August 2, 2006, additional 32,610,000 stock options from ESOP Phase II have been exercised by the employees (Note 20).

42.

RECLASSIFICATION OF ACCOUNTS

Following are the accounts in the 2005 consolidated financial statements which have been reclassified to conform with the presentation of accounts in the 2006 consolidated financial statements:

As Previously Reported

As Reclassified

Amount

Consolidated Balance Sheet

Non-current assets - others

Cash and cash equivalents

18,278

Current assets - other current assets

8,916

Accrued expenses

Other non-current liabilities

244,394

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2006 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

42.

RECLASSIFICATION OF ACCOUNTS (continued)

As Previously Reported

As Reclassified

Amount

Consolidated Statement of Income

Operating expenses - compensation

Operating revenues - fixed

        to telecommunications carriers

telecommunications

(12,056

)

and service providers

Operating expenses - other cost of

Operating revenues - cellular

(91,502

)

services

43.

COMPLETION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The management of the Company is responsible for the preparation of the accompanying consolidated financial statements that were completed on August 2, 2006.

98